Filed pursuant to Rule 424(b)(3)
Registration No. 333-161848

PROSPECTUS

CALLAWAY GOLF COMPANY

1,400,000 Shares of 7.50% Series B Cumulative Perpetual Convertible Preferred Stock

Shares of Common Stock Issuable upon Conversion of the Series B Preferred Stock

This prospectus relates to the resale from time to time by the selling securityholders identified in this prospectus of (i) 1,400,000 shares of our 7.50% Series B Cumulative Perpetual Convertible Preferred Stock, par value $0.01 per share and with a liquidation preference of $100 per share, which we refer to as the preferred stock, and (ii) 19,858,160 shares of our common stock, par value $0.01 per share, issuable upon conversion of the preferred stock. Each share of preferred stock is initially convertible into common stock at an initial conversion rate of 14.1844 shares of common stock per share of preferred stock. The preferred stock and the shares of common stock issuable upon the conversion of the preferred stock are collectively referred to in this prospectus as the securities or the offered securities.

On June 15, 2009, we issued the offered securities in a private offering exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”).

The offered securities are being registered to permit the selling securityholders to sell the offered securities from time to time through ordinary brokerage transactions or through any other means described in this prospectus. The price at which the selling securityholders may sell the offered securities will be determined by the prevailing market for the offered securities or in negotiated transactions. See “Plan of Distribution.” We will not receive any proceeds from the sale of securities offered by the selling securityholders.

Our common stock is listed on the New York Stock Exchange under the symbol “ELY.” On October 27, 2009, the last reported sale price of our common stock as reported on the New York Stock Exchange was $7.55 per share. The preferred stock is not listed on any securities exchange.

Investing in our securities involves risks that are described in the section entitled “Risk Factors” on page 6 of this prospectus and the risk factors incorporated herein by reference. You should carefully read and consider these risk factors before you invest in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 29, 2009

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ABOUT THIS PROSPECTUS

This prospectus is part of a shelf registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under the shelf registration rules, using this prospectus and, if required, one or more prospectus supplements, the securityholders identified in this prospectus may sell, from time to time, the securities covered by this prospectus in one or more offerings. The securities covered by this prospectus are shares of preferred stock and the shares of common stock issuable upon the conversion of the preferred stock.

We may provide a prospectus supplement containing specific information about the terms of a particular offering by any of the selling securityholders. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus is inconsistent with a prospectus supplement, you should rely on the information in that prospectus supplement. We recommend that you carefully read this entire prospectus and any applicable prospectus supplement, especially the section entitled “Risk Factors” beginning on page 5, before making a decision to invest in the securities covered by this prospectus. You should also carefully read the additional information and documents described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference,” before buying the securities covered by this prospectus.

You should only rely on the information contained in this prospectus and any applicable prospectus supplement. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any applicable prospectus supplement is accurate as of the date on the front cover of such document and that any information incorporated by reference is accurate as of the date of the document incorporated by reference. Our business, financial condition, results of operations, and prospects may have changed since that date.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements made in this prospectus and the documents incorporated herein contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). All statements that relate to future plans, events, liquidity, financial results or performance, including statements relating to future cash flows and liquidity, as well as estimated unrecognized stock compensation expense, projected capital expenditures, future contractual obligations, future global economic conditions, future growth or market share gains, the ability to manage costs or invest in future initiatives, as well as future changes in foreign currency rates, are forward-looking statements as defined under the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would,” and similar expressions or expressions of the negative of these terms.

These statements are based upon current information and expectations. Actual results may differ materially from those anticipated if the information on which those estimates were based ultimately proves to be incorrect or as a result of certain risks and uncertainties, including changes in economic conditions, credit markets, or foreign currency exchange rates, consumer acceptance and demand for the Company’s products, future consumer discretionary purchasing activity (which can be significantly adversely affected by unfavorable economic or market conditions), delays, difficulties, changed strategies, or unanticipated factors, including those affecting the implementation of the Company’s gross margin initiatives, as well as the general risks and uncertainties applicable to the Company and its business. For details concerning these and other risks and factors contained in this prospectus, see the heading “Risk Factors” as well as the Company’s other reports filed with the SEC from time to time. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by law, the Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Investors should also be aware that while the Company from time to time does communicate with securities analysts, it is against the Company’s policy to disclose to them any material non-public information or other confidential commercial information. Furthermore, the Company has a policy against distributing or confirming financial forecasts or projections issued by analysts and any reports issued by such analysts are not the responsibility of the Company. Investors should not assume that the Company agrees with any report issued by any analyst or with any statements, projections, forecasts or opinions contained in any such report.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because it is a summary, it does not include all of the information you should consider before deciding to purchase the offered securities. Please read this entire prospectus and the documents incorporated by reference herein, including the risk factors discussed below. Unless otherwise indicated or the context otherwise requires, the terms “we,” “us,” “our,” “Callaway” and the “Company” refer to Callaway Golf Company, a Delaware corporation, and its consolidated subsidiaries.

Callaway Golf Company

Callaway Golf Company was incorporated in the State of California in 1982 and reincorporated in the State of Delaware in 1999 with the main purpose of designing, manufacturing and selling high quality golf equipment. We manufacture and sell golf clubs and golf balls, and sell golf accessories, under the Callaway Golf®, Odyssey®, Top-Flite®, Ben Hogan® and uPro™ brands in more than 100 countries worldwide. We maintain a website on the Internet at www.callawaygolf.com. Information that you may find on our website is not part of this prospectus.

Our common stock is listed on the New York Stock Exchange under the symbol “ELY.” On October 27, 2009, the last reported sale price of our common stock as reported on the New York Stock Exchange was $7.55 per share.

Our principal executive offices are located at 2180 Rutherford Road, Carlsbad, California 92008, and our

telephone number is (760) 931-1771.

Recent Developments

On September 10, 2009, the Company held a Special Meeting of Shareholders to consider a proposal to approve the issuance of the shares of the Company’s common stock issuable upon conversion of the preferred stock that equals or exceeds 20% of the voting power or the number of shares of the Company’s common stock outstanding immediately prior to the original issuance of the preferred stock (the “Proposal”). At the Special Meeting, the Company’s shareholders approved the Proposal, thus permitting holders of the preferred stock to convert any or all of their preferred stock into shares of our common stock at any time.

The Series B Preferred Stock

The following summary contains information about the preferred stock and is not a complete description of the preferred stock. It does not contain all the information that may be important to you. For a more detailed description of the preferred stock, please refer to the sections of this prospectus entitled “Description of Preferred Stock” and “Description of Capital Stock” and the Certificate of the Powers, Designations, Preferences and Rights of the 7.50% Series B Cumulative Perpetual Convertible Preferred Stock ($0.01 Par Value) (Liquidation Preference $100 Per Share) (the “Certificate of Designations”), which is included as an exhibit to the Company’s Current Report on Form 8-K, filed with the SEC on June 15, 2009.

Issuer	Callaway Golf Company, a Delaware corporation.

Securities	1,400,000 shares of 7.50% Series B Cumulative Perpetual Convertible Preferred Stock, par value $0.01 per share.

Dividends	Dividends are cumulative from the date of original issue at the annual rate of 7.50% of the liquidation preference of the preferred stock, payable quarterly on the 15th day of March, June, September and December, commencing September 15, 2009. Any dividends must be declared by our board of directors and must come from funds that are legally available for dividend payments. In addition, our line of credit contains limitations on when we are able to pay cash dividends on our capital stock, including the preferred stock, and the amount of cash dividends that we are able to pay. See “Risk Factors—Risks Related to the Preferred Stock—The Company’s line of credit limits our ability to redeem or repurchase the preferred stock and may limit our ability to pay dividends or other cash payments on the preferred stock.”

Ranking	The preferred stock ranks, with respect to distribution rights and rights upon our liquidation, winding-up or dissolution:

•	junior to all of our existing and future debt obligations, including convertible or exchangeable debt securities;

•

senior to our common stock and to any other of our equity securities that by their terms rank junior to the preferred stock with respect to distribution rights or payments upon our liquidation, winding-up or dissolution;

•	on a parity with other series of our preferred stock or other equity securities that we may later authorize and that by their terms are on a parity with the preferred stock; and

•	junior to any equity securities that we may later authorize and that by their terms rank senior to the preferred stock.

While any shares of preferred stock are outstanding, we may not authorize or issue any equity securities that rank senior to the preferred stock without the affirmative vote of the holders of at least two-thirds of the preferred stock. See “Description of Preferred Stock—Voting Rights.”

Conversion Rights and Settlement	Unless we redeem the preferred stock, the preferred stock can be converted at the holders’ option at any time into shares of common stock at an initial conversion rate of 14.1844 shares of common stock for each share of preferred stock (equivalent to a conversion price of approximately $7.05 per share). The initial conversion rate with respect to the preferred stock is subject to adjustment in certain events, including those described under the section entitled “Description of Preferred Stock—Conversion Rights—Conversion Rate Adjustment—General” below.

Our line of credit contains limitations on when we are able to make cash payments on our capital stock, including the preferred stock, and the amount of cash we are able to pay. See “Risk Factors—Risks Related to the Preferred Stock—The Company’s line of credit limits our ability to redeem or repurchase the preferred stock and may limit our ability to pay dividends or other cash payments on the preferred stock.”

Obligation for Shareholder Vote	We agreed to hold a shareholder meeting as promptly as practical, but no later than 90 days, after the first date of original issuance of the preferred stock for the approval of the issuance of all shares of common stock issuable upon conversion of the preferred stock. We held a special meeting of shareholders on September 10, 2009 to meet such obligation, and the Company’s shareholders approved the issuance of such shares.

The dividend rate on the preferred stock would have been increased if our shareholders failed to approve the issuance of all of the shares of common stock issuable upon conversion of the preferred stock. See “Description of Preferred Stock—Conversion Rights—General.”

Adjustment to Conversion Rate upon a Failure to Pay Dividends	If we fail to pay the full amount of any quarterly dividend on the preferred stock, the conversion rate will be adjusted as described under “Description of Preferred Stock—Conversion Rights— Conversion Rate Adjustment—Failure to Pay Dividends.”

Adjustment to Conversion Rate upon a Fundamental Change	If holders of shares of our preferred stock elect to convert their shares of our preferred stock in connection with a fundamental change that occurs on or prior to June 15, 2012, we will increase the conversion rate for shares of our preferred stock surrendered for conversion by a number of additional shares determined based on the stock price at the time of such fundamental change and the effective date of such fundamental change. See the section entitled “Description of Preferred Stock—Adjustment to Conversion Rate upon a Fundamental Change” below.

Rights Upon a Fundamental Change

In the event of a fundamental change when the stock price of our common stock described in “Description of Preferred Stock— Adjustment to Conversion Rate upon a Fundamental Change” is less than $5.92 per share, then holders of our preferred stock will have a special right to convert some or all of their preferred stock on the fundamental change conversion date into a number of shares of our common stock per $100 liquidation preference equal to such liquidation preference, plus an amount equal to accrued and unpaid dividends to, but not including, the fundamental change conversion date, divided by 97.5% of the market price of our common stock. In the event that holders exercise that special conversion right, we have the right to repurchase for cash all or any part of holders’ preferred stock as to which the conversion right was exercised at a repurchase price equal to 100% of the liquidation preference of the preferred stock to be repurchased, plus an amount equal to accrued and unpaid dividends to, but not including, the fundamental change conversion date. If we elect to exercise our repurchase right, holders will not have the special conversion right described in this paragraph. See “Description of Preferred Stock—Special Conversion Right of Preferred Stock upon a Fundamental Change; Company Repurchase Right” below.

Issuer’s Conversion Option	On or prior to June 15, 2012, we may elect to mandatorily convert some or all of the preferred stock if the daily VWAP (as defined under “Description of Preferred Stock—Conversion Rights—Conversion Procedures”) of our common stock has exceeded 150% of the conversion price for at least 20 out of 30 consecutive trading days, ending on the trading day prior to our issuance of a press release announcing the exercise of the conversion option.

Dividend Make-Whole Payment	If we elect to mandatorily convert some or all of the preferred stock prior to June 15, 2012, we will make an additional payment on the preferred stock equal to the aggregate amount of cumulative dividends that would have accrued and become payable on the preferred stock from June 15, 2009 through and including June 15, 2012, less any dividends already paid on the preferred stock. This additional payment is payable by us in cash or, at our option, in shares of our common stock, or a combination of cash and shares of our common stock.

Liquidation Preference	$100 per share of preferred stock, plus accrued and unpaid dividends.

Optional Redemption	On or after June 20, 2012, we may redeem the preferred stock, in whole or in part, at our option at a redemption price equal to 100% of the liquidation preference of the preferred stock to be purchased, together with accrued dividends to, but excluding, the redemption date. See the section entitled “Description of Preferred Stock— Optional Redemption” below.

Voting Rights	Except as provided by law and in other limited situations described in this prospectus, holders of our preferred stock will not be entitled to any voting rights. However, holders will, among other things, be entitled to vote as a separate class to elect two directors if we have not paid the equivalent of six or more quarterly dividends, whether or not consecutive. These voting rights will continue until we pay the full accrued and unpaid dividends or are able to give effect to any conversions, as applicable, on the preferred stock.

Maturity	The preferred stock has no maturity date, and we are not required to redeem the preferred stock at any time. Accordingly, the preferred stock will remain outstanding indefinitely unless holders or we decide to convert it or it is redeemed or repurchased under certain circumstances.

Registration Rights	Pursuant to a registration rights agreement, we agreed to file with the SEC within 90 days and to use commercially reasonable efforts to cause to become effective within 180 days a shelf registration statement with respect to the resale of the preferred stock and the shares of common stock issuable upon conversion of the preferred stock. This prospectus is part of a shelf registration statement on Form S-3 that we filed with the Securities and Exchange Commission to satisfy such obligation. If we fail to comply with certain of our obligations under the registration rights agreement, we will pay a registration delay payment on the preferred stock issuable upon conversion of the preferred stock. See “Description of Preferred Stock—Registration Rights.”

Listing	The preferred stock is not listed on any securities exchange.

Use of Proceeds	The securities offered by this prospectus are being registered for the account of the selling securityholders named in this prospectus, in any supplement to this prospectus or in an amendment to the registration statement of which this prospectus forms a part. Therefore, any proceeds from the sale of these securities will be received by the selling securityholders for their own account, and we will not receive any proceeds from the sale of any of the securities offered by this prospectus. See “Use of Proceeds.”

New York Stock Exchange Symbol for our Common Stock	Our common stock is listed on the New York Stock Exchange under the symbol “ELY.”

Tax Consequences	For a discussion of the U.S. federal income tax treatment of the conversion, as well as the purchase, ownership and disposition of the preferred stock and our common stock, see “Material United States Federal Income Tax Considerations.”

Risk Factors	You should carefully read and consider the information set forth under the caption “Risk Factors” and all other information set forth in this prospectus before investing in our preferred stock.

RISK FACTORS

You should consider the following risk factors, in addition to the other information presented in this prospectus, and the documents incorporated by reference in this prospectus, including the risk factors included in our quarterly report on Form 10-Q for the quarter ended June 30, 2009, in evaluating us, our business, and an investment in our securities. You should also consider similar information contained in our annual report on Form 10-K for the fiscal year ended December 31, 2008 and other documents filed by us with the SEC before deciding to invest in our securities. Any of the following risks, as well as other risks and uncertainties referred to herein and incorporated by reference, could seriously harm our business and financial results and cause the value of our common stock to decline, which in turn could cause you to lose all or part of your investment.

Risks Related to the Preferred Stock

The Company’s line of credit limits our ability to redeem or repurchase the preferred stock and may limit our ability to pay dividends or other cash payments on the preferred stock.

Quarterly dividends and cash payments upon conversion, redemption or repurchase of the preferred stock, or for payments made pursuant to the registration rights agreement, will be paid only if the declaration, payment or setting apart for payment of such dividends or payments is not prohibited by the line of credit or any other debt agreements. The line of credit limits, and any debt agreements that we enter into in the future may limit, our ability to pay cash dividends on our capital stock, including the preferred stock, and our ability to make any cash payment upon conversion, redemption or repurchase of the preferred stock.

The Company’s existing line of credit limits our ability to make cash distributions on, or redemptions of, the preferred stock, to an amount per fiscal year, taken together with all other cash distributions, redemptions and repurchases of our capital stock in such fiscal year, equal to $30 million; provided that (A) if, after giving effect to such cash payment, our ratio of Consolidated Funded Indebtedness (as defined in our line of credit) to Consolidated EBITDA (as defined in our line of credit) for the preceding four fiscal quarter periods is equal to or greater than 2:1 and (B) we have at least $25 million of availability on our line of credit after giving effect to such payment, we may make such cash payments up to the greater of $30 million and an amount equal to 75% of our Consolidated EBITDA in the preceding fiscal year; provided further, that if, after giving effect to such cash payment, our ratio of Consolidated Funded Indebtedness to Consolidated EBITDA for the preceding four fiscal quarter periods is less than 2:1, there is no limitation on such cash payments.

Consequently, we may not be able to make cash payments upon conversion, redemption or repurchase of the preferred stock and/or pay all or a portion of the accumulated dividends payable to holders of shares of the preferred stock on that payment date without causing a default under our line of credit, which could have a significant adverse effect on our liquidity, business, operating results and financial condition and our ability to pay any cash dividends on our preferred stock or make any cash payment upon conversion, redemption or repurchase of the preferred stock in the absence of a waiver of such default or an amendment or refinancing of such line of credit.

The preferred stock will rank junior to all of Callaway’s and its subsidiaries’ liabilities in the event of a bankruptcy, liquidation or winding-up.

In the event of bankruptcy, liquidation or winding-up, our assets will be available to pay obligations on the preferred stock only after all of our liabilities have been paid. In addition, the preferred stock effectively ranks junior to all existing and future liabilities of our subsidiaries. The rights of holders of the preferred stock to participate in the assets of our subsidiaries upon any liquidation or reorganization of any subsidiary will rank junior to the prior claims of that subsidiary’s creditors. In the event of bankruptcy, liquidation or winding-up, there may not be sufficient assets remaining, after paying our liabilities and our subsidiaries’ liabilities, to pay amounts due on any or all of the preferred stock then outstanding.

Additionally, unlike indebtedness, where principal and interest customarily are payable on specified due dates, like in the case of the preferred stock, (1) dividends are payable only if and when declared by our board of directors or a duly authorized committee of the board and (2) as a Delaware corporation, we are restricted to making dividend payments and redemption payments only out of legally available assets. Further, the preferred stock places no restrictions on our business or operations or on our ability to incur indebtedness or engage in any transactions, subject only to the limited voting rights referred to below under “Risk Factors— Holders of the Preferred Stock will have limited voting rights.”

The market price of the preferred stock will be directly affected by the market price of our common stock, which may be volatile.

To the extent that a secondary market for the preferred stock develops, we believe that the market price of the preferred stock will be significantly affected by the market price of our common stock. We cannot predict how the shares of our common stock will trade in the future. This may result in greater volatility in the market price of the preferred stock than would be expected for nonconvertible preferred stock. From the beginning of fiscal year 2006 to October 27, 2009, the reported high and low sales prices for our common stock ranged from a low of $4.66 to a high of $19.49 per share.

The market price of our common stock will likely fluctuate in response to a number of factors, including the following:

•	our liquidity risk management, including our ratings, our liquidity plan and potential transactions designed to enhance liquidity;

•	actual or anticipated quarterly fluctuations in our operating and financial results;

•	developments related to investigations, proceedings, or litigation that involves us;

•	changes in financial estimates and recommendations by financial analysts;

•	dispositions, acquisitions, and financings;

•	additional issuances by us of common stock;

•	additional issuances by us of other series or classes of preferred stock;

•	actions of our common stockholders, including sales of common stock by stockholders and our directors and executive officers;

•	changes in the ratings of other of our securities;

•	changes in funding markets, including commercial paper, term debt, bank deposits and the assetbacked securitization markets;

•	changes in consumer confidence;

•	fluctuations in the stock price and operating results of our competitors and consumer stocks in general;

•	government reactions to current economic and market conditions; and

•	regional, national and global political and economic conditions and other factors.

The market price of our common stock may also be affected by market conditions affecting the stock markets in general and/or consumer stocks in particular, including price and trading fluctuations on the New York Stock Exchange. These conditions may result in (i) volatility in the level of, and fluctuations in, the market prices of stocks generally and, in turn, our common stock and (ii) sales of substantial amounts of our common stock in the market, in each case that could be unrelated or disproportionate to changes in our operating performance.

These broad market fluctuations may adversely affect the market prices of our common stock, and, in turn, the preferred stock.

In addition, we expect that the market price of the preferred stock will be influenced by yield and interest rates in the capital markets, our creditworthiness, and the occurrence of events affecting us that do not require an adjustment to the conversion rate.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock or the preferred stock and may negatively impact the holders’ investment.

Except in certain circumstances, we are not restricted from issuing additional common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. The market price of our common stock or preferred stock could decline as a result of sales of a large number of shares of common stock or preferred stock or similar securities in the market after this offering or the perception that such sales could occur. For example, if we issue preferred stock in the future that has a preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution, or winding-up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock or the market price of our common stock could be adversely affected.

In addition, each share of preferred stock will initially be convertible at the option of the holder thereof into shares of our common stock, subject to adjustments. The conversion of some or all of the preferred stock will dilute the ownership interest of our existing common stockholders. Any sales in the public market of our common stock issuable upon such conversion could adversely affect prevailing market prices of the outstanding shares of our common stock and the preferred stock. In addition, the existence of our preferred stock may encourage short selling or arbitrage trading activity by market participants because the conversion of our preferred stock could depress the price of our equity securities. As noted above, a decline in the market price of the common stock may negatively impact the market price for the preferred stock.

An active trading market for the preferred stock does not exist and may not develop.

The preferred stock has no established trading market and is not listed on any securities exchange. Since the securities have no stated maturity date, investors seeking liquidity will be limited to selling their shares in the secondary market. We cannot assure you that an active trading market in the securities will develop or, even if it develops, we cannot assure you that it will last. In either case the trading price of the preferred stock could be adversely affected and the holders’ ability to transfer shares of preferred stock will be limited. We were advised by the initial purchaser in the offering of the preferred stock that it intended to make a market in the shares of our preferred stock, but it is not obligated to do so and may discontinue market-making at any time without notice. We cannot assure you that another firm or person will make a market in the preferred stock.

The preferred stock has not been rated.

The preferred stock has not been rated by any nationally recognized statistical rating organization. This factor may affect the trading price of the preferred stock.

Holders of the preferred stock have limited voting rights.

Holders of the preferred stock have no voting rights with respect to matters that generally require the approval of voting stockholders. Holders of the preferred stock will have voting rights only as specifically required by Delaware law and as described below. If dividends on any shares of the preferred stock or any other class or series of preferred stock that ranks equally with the preferred stock as to payment of dividends and with similar voting rights have not been declared or paid for the equivalent of six or more quarterly dividend periods, whether or not for consecutive dividend periods, holders of the outstanding shares of the preferred stock, together with holders of any other series of our preferred stock ranking equally with the preferred stock as to payment of dividends and with similar voting rights, will be entitled to vote for the election of two additional directors to our board, subject to the terms and to the limited extent described under “Description of Preferred Stock—Voting Rights.”

Holders of the preferred stock have no rights as holders of common stock until they acquire the common stock, but will be subject to all changes made with respect to our common stock.

Holders of the preferred stock have no rights with respect to the common stock until the conversion date for a conversion of their preferred stock, including voting rights (except as required by Delaware law and as described above), rights to respond to tender offers, and rights to receive any dividends or other distributions on our common stock, but your investment in the preferred stock may be negatively affected by these events. Upon conversion of the preferred stock, holders will be entitled to exercise the rights of a holder of common stock only as to matters for which the record date occurs on or after the applicable conversion date, although holders will be subject to any changes in the powers, preferences, or special rights of common stock that may occur as a result of any shareholder action taken before the applicable conversion date.

The preferred stock is perpetual in nature.

The shares of preferred stock represent a perpetual interest in us and, unlike indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the preferred stock may be required to bear the financial risks of an investment in the preferred stock for an indefinite period of time. Holders have no right to call for the redemption of the preferred stock. Therefore, holders should be aware that they may be required to bear the financial risks of an investment in the preferred stock for an indefinite period of time.

Terms of our debt agreements and Delaware law may restrict us from making cash payments with respect to the preferred stock.

Quarterly dividends and cash payments upon conversion, redemption or repurchase of the preferred stock will be paid only if payment of such amounts is not prohibited by debt agreements and assets are legally available to pay such amounts. Quarterly dividends will be paid only if such dividends are declared by our board of directors. The board of directors is not obligated or required to declare quarterly dividends even if we have funds available for such purposes.

As discussed above, our existing line of credit limits our ability to pay cash dividends on our capital stock, including the preferred stock, and our ability to make any cash payment upon conversion, redemption or repurchase of the preferred stock, or for payments made pursuant to the registration rights agreement. In addition, any debt agreements that we enter into in the future will likely limit our ability to pay cash dividends on our capital stock, including the preferred stock, and our ability to make any cash payment upon conversion, redemption or repurchase of the preferred stock.

Delaware law provides that we may pay dividends on the preferred stock only to the extent that assets are legally available to pay such dividends. Cash payments we may make upon conversion, redemption or repurchase of the preferred stock would be generally subject to the same restrictions under Delaware law. “Legally available assets” is defined as the amount of our surplus. Our surplus is the amount by which the fair value of total assets exceeds the sum of: the fair value of our total liabilities, including our contingent liabilities, and the amount of our capital. If there is no surplus, legally available assets will mean, in the case of a dividend, the amount of our net profits for the fiscal year in which the dividend payment occurs and/or the preceding fiscal year.

The conversion rate of the preferred stock may not be adjusted for all dilutive events that may adversely affect the market price of the preferred stock or the common stock issuable upon conversion of the preferred stock.

The number of shares of our common stock that holders are entitled to receive upon conversion of a share of preferred stock is subject to adjustment for certain events arising from increases in dividends or distributions in common stock, subdivisions, splits, and combinations of the common stock, certain issuances of stock purchase rights, debt, or asset distributions, cash distributions, self-tender offers and exchange offers, and certain other actions by us that modify our capital structure. See “Description of Preferred Stock—Conversion Rights— Conversion Rate Adjustment—General.” We will not adjust the conversion rate for other events, including our offerings of common stock for cash or in connection with acquisitions. There can be no assurance that an event that adversely affects the value of the preferred stock, but does not result in an adjustment to the conversion rate, will not occur. Further, if any of these other events adversely affects the market price of our common stock, it may also adversely affect the market price of the preferred stock. In addition, except in certain circumstances, we are not restricted from offering common stock in the future or engaging in other transactions that may dilute our common stock.

A change in control with respect to us may not constitute a merger, consolidation or sale of assets or a fundamental change for the purpose of the preferred stock.

The preferred stock contains no covenants or other provisions to afford protection to holders in the event of a change in control with respect to us, except upon the occurrence of certain mergers, consolidations or sales of assets or a fundamental change to the extent described under “Description of Preferred Stock—Conversion Rights—Conversion Rate Adjustment—Merger, Consolidation or Sale of Assets” and “Description of Preferred Stock—Conversion Rights—Adjustment to Conversion Rate Upon a Fundamental Change,” respectively. However, the terms “make-whole acquisition” and “fundamental change” are limited and may not include every change-in-control event that might cause the market price of the preferred stock to decline. As a result, holders’ rights under the preferred stock may not preserve the value of the preferred stock in the event of a change in control with respect to us. In addition, any change in control with respect to us may negatively affect the liquidity, value or volatility of our common stock, negatively impacting the value of the preferred stock.

The delivery of additional shares in respect of conversions following a fundamental change or adjustment to the conversion rate in respect of conversions following a fundamental change may not adequately compensate you.

If a fundamental change occurs on or prior to June 15, 2012, and a holder converts in connection with such fundamental change, we will, under certain circumstances, increase the conversion rate in respect of any conversions of the preferred stock that occur during the period beginning on the date notice of such fundamental change is delivered and ending on the fundamental change conversion date, by a number of additional shares of common stock. The number of such make-whole shares, if any, will be based on the stock price and the effective date of the make-whole acquisition. See “Description of Preferred Stock—Conversion Rights—Adjustment to the Conversion Rate upon a Fundamental Change.” Although the adjustment is designed to compensate holders for the lost option value of the holders’ preferred stock, it is only an approximation of such lost value and may not adequately compensate the holders for their actual loss.

Our obligation to deliver additional shares or to adjust the conversion rate in respect of conversions following a fundamental change may be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness, as applied to such payments.

If our common stock is delisted, your ability to transfer or sell your shares of the preferred stock, or common stock upon conversion, may be limited and the market value of the preferred stock will be materially adversely affected.

The preferred stock does not contain provisions that protect you if our common stock is delisted. Since the preferred stock has no stated maturity date, holders may be forced to elect between converting their shares of the preferred stock into illiquid shares of our common stock or holding their shares of the preferred stock and receiving stated dividends on the stock when, as and if authorized by our board of directors and declared by us with no assurance as to ever receiving the liquidation preference. Accordingly, if our common stock is delisted, the holders’ ability to transfer or sell their shares of the preferred stock, or common stock upon conversion, may be limited and the market value of the preferred stock will be materially adversely affected.

Holders of the preferred stock may be unable to use the dividends-received deduction and may not be eligible for the preferential tax rates applicable to “qualified dividend income.”

Distributions paid to corporate U.S. holders of the preferred stock (or our common stock) may be eligible for the dividends-received deduction, and distributions paid to non-corporate U.S. holders of the preferred stock (or our common stock) may be subject to tax at the preferential tax rates applicable to “qualified dividend income,” if we have current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Although we presently have accumulated earnings and profits, we may not have sufficient current or accumulated earnings and profits during future fiscal years for the distributions on the preferred stock (or our common stock) to qualify as dividends for U.S. federal income tax purposes. If the distributions fail to qualify as dividends, U.S. holders would be unable to use the dividends-received deduction and may not be eligible for the preferential tax rates applicable to “qualified dividend income.” If any distributions on the preferred stock (or our common stock) with respect to any fiscal year are not eligible for the dividends-received deduction or preferential tax rates applicable to “qualified dividend income” because of insufficient current or accumulated earnings and profits, the market value of the preferred stock (or our common stock) may decline.

Holders may have to pay taxes if we adjust the conversion rate of the preferred stock in certain circumstances, even though holders would not receive any cash.

We will adjust the conversion rate of the preferred stock in certain circumstances, including, but not limited to, the payment of certain cash distributions with respect to the common stock. Upon certain adjustments to (or certain failures to make adjustments to) the conversion rate, holders may be treated as having received a constructive distribution from us, resulting in taxable income to them for U.S. federal income tax purposes, even though holders would not receive any cash in connection with the adjustment to (or failure to adjust) the conversion rate and even though holders might not exercise their conversion right. In addition, non-U.S. holders (as defined in “Material United States Federal Income Tax Considerations”) of the preferred stock may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding tax. Please consult your independent tax advisor and read “Material United States Federal Income Tax Considerations” regarding the U.S. federal income tax consequences of an adjustment to the conversion rate of the preferred stock.

USE OF PROCEEDS

The securities offered by this prospectus are being registered for the account of the selling securityholders named in this prospectus, in any supplement to this prospectus or in an amendment to the registration statement of which this prospectus forms a part. Therefore, any proceeds from the sale of these securities will be received by the selling securityholders for their own account, and we will not receive any proceeds from the sale of any of the securities offered by this prospectus.

RATIO OF EARNINGS TO FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

The following table presents our historical ratio of earnings to fixed charges and preferred stock dividends for the periods indicated. The ratios are based solely on historical financial information, and no pro forma adjustments have been made thereto.

	Quarter Ended June 30		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Ratio of earnings to fixed charges and preferred stock dividends(1)	5.2	19.8	12.4	11.4	5.2	3.6	—

(1)	Earnings for the year ended December 31, 2004 were insufficient to cover fixed charges by $23.7 million.

We were not required to pay preferred stock dividends during the calendar years shown and no shares of our preferred stock, or any other class of preferred stock, were paid dividends during the calendar years shown; however, dividends were accrued on our preferred stock during the quarter ended June 30, 2009, in the amount of approximately $438,000.

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock and certain provisions of our certificate of incorporation, bylaws and certain provisions of applicable law. The following is only a summary and is qualified by applicable law and by the provisions of our certificate of incorporation and bylaws, copies of which are available as set forth under “Where You Can Find More Information.”

Authorized Capital Stock

The authorized capital stock of Callaway Golf Company consists of 243,000,000 shares of capital stock, 240,000,000 of such shares being common stock, par value $0.01 per share, and 3,000,000 shares being preferred stock, par value $0.01 per share, issuable in one or more series.

Common Stock

We have one existing class of common stock. As of October 27, 2009, there were 64,472,594 shares of our common stock outstanding, and we also held 1,823,367 shares in treasury. Holders of shares of our existing common stock are entitled to one vote per share on all matters to be voted upon by our shareholders and are entitled to vote for the election of directors cumulatively for one or more nominees.

The holders of shares of our existing common stock are entitled to receive ratably dividends as may be declared from time to time by our board of directors out of funds legally available for dividend payments, subject to any dividend preferences of any holders of any other series of common stock and preferred stock. In the event of our liquidation, dissolution or winding-up, after full payment of all debts and other liabilities and liquidation preferences of any other series of common stock and any preferred stock, the holders of shares of our existing common stock are entitled to share ratably in all remaining assets. Our existing common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the shares of our existing common stock.

All issued and outstanding shares of common stock are fully paid and nonassessable.

Our common stock is listed under the symbol “ELY” on the New York Stock Exchange. BNY Mellon Shareowner Services LLC is the transfer agent and registrar for our common stock.

Preferred Stock

As of October 27, 2009, there were 1,400,000 shares of our preferred stock outstanding. Under our certificate of incorporation, our board of directors has the authority, without shareholder approval, to issue up to 3,000,000 shares of preferred stock in one or more series and to determine the rights, preferences privileges and restrictions of the preferred stock. The rights, preferences, privileges and restrictions on different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters.

Effect of New Issuance

If our board of directors were to issue common stock or a new series of preferred stock, the issuance of such shares could:

•	decrease the amount of earnings and assets available for distribution to existing common stockholders;

•	make removal of the present management more difficult;

•	result in restrictions upon the payment of dividends and other distributions to the existing common stockholders;

•	delay or prevent a change in control of our Company; and

•	limit the price that investors are willing to pay in the future for our existing common stock.

Possible Anti-Takeover Effects of Delaware Law and Relevant Provisions of our Certificate of Incorporation and Bylaws

Provisions of Delaware law and our certificate of incorporation and bylaws may make it more difficult to acquire control of the Company by tender offer, a proxy contest or otherwise or the removal of our officers and directors. For example:

•

As discussed above, our certificate of incorporation permits our board of directors to issue a new series of preferred stock with terms that may make an acquisition by a third party more difficult or less attractive.

•	Our bylaws provide time limitations on shareholders that desire to present nominations for election to our board of directors or propose matters that can be acted upon at shareholders’ meetings.

•	Our bylaws provide that special meetings of shareholders can be called only by our board of directors, or by the chairman of the board, or by the president.

•	Our certificate of incorporation and bylaws permit shareholders to act by written consent, but such consent must be unanimous in the case of election of directors.

Copies of our certificate of incorporation and bylaws, as amended, have been filed with and are publicly available at or from the SEC as described under the heading “Where You Can Find More Information.”

DESCRIPTION OF PREFERRED STOCK

The following is a summary of the material terms of the preferred stock and the related registration rights agreement. You should refer to the actual terms of the preferred stock and the Certificate of Designation filed with the Secretary of State of the State of Delaware and the registration rights agreement. As used in this description, unless otherwise indicated or the context otherwise requires, the words “we,” “us” or “our” do not include any current or future subsidiary of Callaway.

General

On June 15, 2009, we sold 1,400,000 shares of our preferred stock in a private offering to qualified institutional buyers. We entered into a registration rights agreement, dated as of June 15, 2009, which we refer to as the “registration rights agreement,” pursuant to which we agreed to file a shelf registration statement with the SEC covering resales of the preferred stock, as well as shares of our common stock issuable upon conversion of, or in connection with, the preferred stock, of which this prospectus is a part. Each holder may request a copy of the Certificate of Designations governing the preferred stock and registration rights agreement from us at the address set forth under “Where You Can Find More Information.” The Certificate of Designations is also included as an exhibit to the Company’s Current Report on Form 8-K, filed with the SEC on June 15, 2009.

Under our certificate of incorporation, our board of directors has the authority, without shareholder approval, to issue up to 3,000,000 shares of preferred stock in one or more series and to determine the rights, preferences, privileges and restrictions of the preferred stock. The rights, preferences, privileges and restrictions on different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. See the section entitled “Description of Capital Stock” above.

You will not have any preemptive rights if we issue other series of preferred stock. The preferred stock is not subject to any sinking fund. We have no obligation to retire the preferred stock. The preferred stock has a perpetual maturity, subject to the holders’ right to convert the preferred stock and our right to auto-convert the preferred stock or redeem the preferred stock at our option. Any preferred stock converted or redeemed or acquired by us will, upon cancellation, have the status of authorized but unissued shares of preferred stock. We will be able to reissue these canceled shares of preferred stock in any series of preferred stock.

The preferred stock is not listed on any securities exchange.

Dividends

When and if declared by our board of directors out of legally available funds, holders of the preferred stock are entitled to receive cash dividends at an annual rate of 7.50% of the liquidation preference of $100 per share of the preferred stock, subject to adjustment as described below. Dividends are payable quarterly on each March 15, June 15, September 15 and December 15, beginning September 15, 2009, or, if such date is not a business day, the next succeeding business day. In the case of any accrued but unpaid dividends, we will pay dividends at additional times and for interim periods, if any, as determined by our board of directors. Dividends on the preferred stock are cumulative from the issue date. Dividends will be payable to holders of record as they appear on our stock books at the close of business on the applicable record date not more than 30 days nor less than 10 days preceding the payment dates, as fixed by our board of directors. If the preferred stock is called for redemption on a redemption date between the dividend record date and the dividend payment date and holders do not convert the preferred stock (as described below), holders will receive the dividend payment together with all other accrued and unpaid dividends on the redemption date instead of receiving the dividend on the dividend date. Dividends payable on the preferred stock for any period greater or less than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Accrued but unpaid dividends will not bear interest.

If we do not pay or set aside dividends in full on the preferred stock and any other preferred stock ranking on the same basis as to dividends, all dividends declared upon shares of the preferred stock and any other such preferred stock will be declared on a pro rata basis. For these purposes, “pro rata” means that the amount of dividends declared per share on the preferred stock and any other preferred stock bear to each other will be the same ratio that accrued and unpaid dividends per share on the shares of the preferred stock and such other preferred stock bear to each other. Except for certain circumstances, we will not be able to redeem, purchase or otherwise acquire any of our stock ranking on the same basis as the preferred stock as to dividends or liquidation preferences unless we have paid or set aside full cumulative dividends, if any, accrued on all outstanding shares of preferred stock.

Unless we have paid or set aside full cumulative dividends, if any, accrued on all outstanding shares of preferred stock and any other of our preferred stock ranking on the same basis as to dividends:

•

we may not declare or pay or set aside dividends on common stock or any other stock ranking junior to the preferred stock as to dividends or liquidation preferences, excluding dividends or distributions of shares, options, warrants or rights to purchase common stock or other stock ranking junior to the preferred stock as to dividends; and

•

we will not be able to redeem, purchase or otherwise acquire for consideration (or pay or make available any monies for a sinking fund for the redemption of any such stock) any of our other stock ranking junior to the preferred stock as to dividends or liquidation preferences, except with respect to any withholding in connection with the payment of exercise prices or withholding taxes relating to employee equity awards.

Under Delaware law, we may only make dividends or distributions to our shareholders from:

•	our surplus; or

•	the net profits for the current fiscal year or the fiscal year before which the dividend or distribution is declared under certain circumstances.

Dividends on the preferred stock will accrue whether or not:

•	we have earnings;

•	there are funds legally available for the payment of those dividends; or

•	those dividends are authorized or declared.

If our board of directors or an authorized committee of our board does not declare a dividend in respect of any dividend payment date, the board of directors or an authorized committee of our board may declare and pay the dividend on any other date, whether or not a dividend payment date. The persons entitled to receive the dividend will be the holders of our preferred stock as they appear on our stock register on a date selected by the board of directors or an authorized committee of our board. That date must (1) not precede the date our board of directors or an authorized committee of our board declares the dividend payable and (2) not be more than 30 days prior to the date the dividend is paid.

We will not authorize or pay any distributions on the preferred stock or set aside funds for the payment of distributions if restricted or prohibited by law, or if the terms of any of our agreements, including agreements relating to our line of credit, other indebtedness or any future series of preferred stock, prohibit that authorization, payment or setting aside of funds or provide that the authorization, payment or setting aside of funds is a breach of or a default under that agreement. Our line of credit contains limitations on when we are able to pay dividends on our capital stock, including the preferred stock, and the amount of such cash we are able to pay. We may in the future become a party to agreements that restrict or prevent the payment of distributions on, or the purchase of, the preferred stock. These restrictions may include indirect covenants which require us to maintain specified levels of net worth or assets.

Our line of credit currently limits our ability to make cash distributions on, or redemptions of, the preferred stock, to an amount per fiscal year, taken together with all other cash distributions, redemptions and repurchases of our capital stock in such fiscal year, equal to $30 million; provided that (A) if, after giving effect to such cash payment, our ratio of Consolidated Funded Indebtedness (as defined in our line of credit) to Consolidated EBITDA (as defined in our line of credit) for the preceding four fiscal quarter periods is equal to or greater than 2:1 and (B) we have at least $25 million of availability on our line of credit after giving effect to such payment, we may make such cash payments up to the greater of $30 million and an amount equal to 75% of our Consolidated EBITDA in the preceding fiscal year; provided further, that if, after giving effect to such cash payment, our ratio of Consolidated Funded Indebtedness to Consolidated EBITDA for the preceding four fiscal quarter periods is less than 2:1, there is no limitation on such cash payments. In addition, it is a condition to our ability to make cash distributions on, or redemptions of, the preferred stock, that there be no default outstanding under our line of credit. See “Risk Factors—Risks Related to the Preferred Stock—The Company’s line of credit limits our ability to redeem or repurchase the preferred stock and may limit our ability to pay dividends or other cash payments on the preferred stock.”

Our ability to pay dividends and make any other distributions in the future will depend upon our financial results, liquidity and financial condition.

Ranking

The preferred stock ranks, with respect to distribution rights and rights upon our liquidation, winding-up or dissolution:

•	junior to all of our existing and future debt obligations, including convertible or exchangeable debt securities;

•

senior to our common stock and to any other of our equity securities that by their terms rank junior to the preferred stock with respect to distribution rights or payments upon our liquidation, winding-up or dissolution;

•	on a parity with other series of our preferred stock or other equity securities that we may later authorize and that by their terms are on a parity with the preferred stock; and

•	junior to any equity securities that we may later authorize and that by their terms rank senior to the preferred stock.

While any shares of preferred stock are outstanding, we may not authorize or issue any equity securities that rank senior to the preferred stock without the affirmative vote of the holders of at least two-thirds of the preferred stock. See “—Voting Rights” below.

Maturity

Our preferred stock has no maturity date, and we are not required to redeem our preferred stock at any time. Accordingly, our preferred stock will remain outstanding indefinitely unless a holder of shares of our preferred stock or we decide to convert it or we decide to redeem it, or we elect to repurchase it upon a fundamental change. See “—Conversion Rights,” “—Special Conversion Right of Preferred Stock upon a Fundamental Change; Company Repurchase Right,” “—Issuer’s Conversion Option” and “—Optional Redemption.”

Conversion Rights

General

Holders may convert the preferred stock at any time at a conversion rate of 14.1844 shares of common stock per $100 liquidation preference of preferred stock, subject to adjustment as described below. This conversion rate is equivalent to a conversion price of approximately $7.05 per share of common stock. We will not make any adjustment for accrued or unpaid dividends or for common stock dividends upon conversion, except as otherwise described in this prospectus. We will not issue fractional shares of common stock upon conversion. However, we will instead pay cash for each fractional share based upon the market price of the common stock on the last business day prior to the conversion date. If we call the preferred stock for redemption, the holders’ right to convert the preferred stock will expire at the close of business on the trading day immediately preceding the date fixed for redemption, unless we fail to pay the redemption price.

In order to convert shares of preferred stock, the holder must either:

•	deliver the preferred stock certificate at the transfer agent office together with a duly signed and completed notice of conversion, or

•	if the preferred stock is held in global form, follow the procedures of The Depository Trust Company, or DTC.

The conversion date will be the date the holder delivers the preferred stock certificate and the duly signed and completed notice of conversion to the transfer agent or complies with the procedures of DTC.

The holders of preferred stock at the close of business on a record date will be entitled to receive the dividend payment, if declared and paid, on those shares on the corresponding dividend payment date notwithstanding the conversion of such shares following that record date. However, shares of preferred stock surrendered for conversion during the period between the close of business on any record date and the close of business on the business day immediately preceding the applicable dividend payment date must be accompanied by payment in cash of an amount equal to the amount of the dividend payable on such shares on that dividend payment date, unless (1) we have specified a mandatory conversion date (as defined below under “—Issuer’s Conversion Option”) during such period and conversion occurs at any time after we have issued the press release announcing such forced conversion, (2) a fundamental change has occurred or we have given notice of an anticipated fundamental change during such period or (3) to the extent of any accrued and unpaid dividends (for dividend periods other than the current dividend payment period). A holder of shares of preferred stock on a record date who (or whose transferee) tenders any shares for conversion on the corresponding dividend payment date will receive the dividend payable by us on the preferred stock on that date, and the converting holder need not include payment in the amount of such dividend upon surrender of shares of preferred stock for conversion.

Conversion Procedures

If the shares of preferred stock are held in global certificate form, holders must comply with the procedures of DTC to convert their beneficial interest in respect of the preferred stock evidenced by a global stock certificate of the preferred stock.

Holders may convert some or all of their shares of preferred stock by surrendering to us at our principal office or at the office of the transfer agent, the certificate or certificates for the preferred stock to be converted accompanied by a written notice stating that they elect to convert all or a specified whole number of those shares in accordance with the provisions described in this prospectus and specifying the name or names in which they wish the certificate or certificates for the shares of common stock to be issued. In case the notice specifies a name or names other than the holder’s name, the notice must be accompanied by payment of all transfer taxes payable upon the issuance of shares of common stock in that name or names. Other than those taxes, we will pay any documentary, stamp or similar issue or transfer taxes that may be payable in respect of any issuance or delivery of shares of common stock upon conversion of the preferred stock. As promptly as practicable after the surrender of that certificate or certificates and the receipt of the notice relating to the conversion and payment of all required transfer taxes, if any, or the demonstration to our satisfaction that those taxes have been paid, we will deliver or cause to be delivered (a) certificates representing the number of validly issued, fully paid and non-assessable full shares of common stock to which the holder, or the holder’ s transferee, will be entitled and (b) if less than the full number of shares of preferred stock evidenced by the surrendered certificate or certificates is being converted, a new certificate or certificates, of like tenor, for the number of shares evidenced by the surrendered certificate or certificates, less the number of shares being converted. This conversion will be deemed to have been made at the close of business on the date of giving the notice and of surrendering the certificate or certificates representing the shares of the preferred stock to be converted, or the “conversion date,” so that the holder’s rights as to the shares being converted will cease except for the right to receive the conversion value, and, if applicable, the person entitled to receive common shares will be treated for all purposes as having become the record holder of those shares of common stock at that time.

In case any shares of preferred stock are to be redeemed by us or converted pursuant to our forced conversion option, the right of a holder of preferred stock to voluntarily convert those shares of preferred stock will terminate if we have not received such holder’s conversion notice by 5:00 p.m., New York City time, on the trading day immediately preceding the date fixed for redemption or conversion pursuant to our forced conversion option.

If more than one share of preferred stock is surrendered for conversion at the same time, the number of shares of full common stock issuable on conversion of those shares of preferred stock will be computed on the basis of the total number of shares of preferred stock so surrendered.

Before the delivery of any securities upon conversion of the preferred stock, we will comply with all applicable federal and state laws and regulations. All common stock delivered upon conversion of the preferred stock will upon delivery be duly authorized, validly issued, fully paid and non-assessable, free of all liens and charges and not subject to any preemptive rights.

Notwithstanding the right for holders to convert the preferred stock into shares of our common stock, we were not obligated to issue any shares of common stock upon conversion of the preferred stock, and holders were not entitled to receive any shares of our common stock if, but only to the extent, the issuance of such shares of common stock (together with all shares of common stock we have previously issued upon conversion of the preferred stock) equaled or exceeded 12,895,907 shares, which we call the exchange cap (which was equal to 20.0% of the voting power or the number of shares of the common stock outstanding immediately before the issuance of the preferred stock) until we received the shareholder approval described below. In the event that we were prohibited from issuing any shares of common stock upon conversion of the preferred stock pursuant to the preceding sentence for which a notice of conversion has been received, holders would have been entitled to receive a cash payment, in lieu of the shares of common stock holders would otherwise be entitled to receive, upon such conversion equal to the product of: (a) the number of shares of common stock for which we were unable to issue common stock and (b) the 5-day VWAP.

For purposes of the above formula, the “5-Day VWAP” equaled the average of the daily volume weighted average price of our common stock on the national securities exchange on which the common stock is listed or quoted for trading as reported by Bloomberg L.P. (based on a trading day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)) over the first 5 consecutive trading days from and including the second trading day after the conversion date.

We agreed that, as promptly as practical after the first date of original issuance of the preferred stock (but in no event later than 90 days after such date), we would use commercially reasonable efforts to hold a meeting of our shareholders for the approval of the issuance of all shares of common stock potentially issuable upon conversion of the preferred stock such that the issuance of such shares could be made in accordance with Section 312.03 of the NYSE Listed Company Manual. We held a special meeting of shareholders on September 10, 2009, and the Company’s shareholders approved the issuance of such shares. If our shareholders did not approve the issuance of all such shares upon conversion of the preferred stock or if we did not have a vote for such approval within 90 days of the first date of original issuance of the preferred stock, then the dividend rate on the preferred stock would have been increased by 3.0% of the liquidation preference of the preferred stock per year from and including the earlier of (i) the date of such shareholder vote or (ii) the date that was 90 days from the first date of original issuance of the preferred stock to, but excluding, the date on which our shareholders subsequently approved the issuance of such shares of common stock upon conversion of the preferred stock.

Conversion Rate Adjustment—General

We will adjust the conversion rate from time to time as follows:

(1) If we issue shares of our common stock as a dividend or distribution on shares of our common stock to all holders of our common stock, or if we effect a share split or share combination, the conversion rate shall be adjusted based on the following formula:

CR1 = CR0 x OS1/0S0

where

CR0 = the conversion rate in effect immediately prior to the ex-dividend date for such dividend or distribution, or the effective date of such share split or share combination;

CR1 = the new conversion rate in effect immediately on and after the ex-dividend date for such dividend or distribution, or the effective date of such share split or share combination;

OS1 = the number of shares of our common stock outstanding immediately after such dividend or distribution, or the effective date of such share split or share combination; and

OS0 = the number of shares of our common stock outstanding immediately prior to such dividend or distribution, or the effective date of such share split or share combination.

Any adjustment made pursuant to this paragraph (1) will become effective at the open of business on (x) the ex-dividend date for such dividend or other distribution or (y) the date on which such split or combination becomes effective, as applicable. If any dividend or distribution described in this paragraph (1) is declared but not so paid or made, the new conversion rate will be readjusted to the conversion rate that would then be in effect if such dividend or distribution had not been declared.

(2) If we distribute to all holders of our common stock any rights, warrants or options entitling them, for a period expiring not more than 60 days after the date of issuance of such rights, warrants or options, to subscribe for or purchase shares of our common stock at a price per share that is less than the closing sale price per share of our common stock on the business day immediately preceding the time of announcement of such distribution, we will adjust the conversion rate based on the following formula:

CR1 = CR0 x (OS0+X)/(OS0+Y)

where

CR0 = the conversion rate in effect immediately prior to the ex-dividend date for such distribution;

CR1 = the new conversion rate in effect immediately on and after the ex-dividend date for such distribution;

OS0 = the number of shares of our common stock outstanding immediately prior to the ex-dividend date for such distribution;

X = the aggregate number of shares of our common stock issuable pursuant to such rights, warrants or options; and

Y = the number of shares of our common stock equal to the quotient of (A) the aggregate price payable to exercise such rights, warrants or options and (B) the average of the closing sale price per share of our common stock for the 10 consecutive trading days ending on the business day immediately preceding the date of announcement for the issuance of such rights, warrants or options.

For purposes of this paragraph (2), in determining whether any rights, warrants or options entitle the holders of shares of our common stock to subscribe for or purchase shares of our common stock at less than the applicable closing sale price per share of our common stock, and in determining the aggregate exercise or conversion price payable for such shares of common stock, there shall be taken into account any consideration we receive for such rights, warrants or options and any amount payable on exercise or conversion thereof, with the value of such consideration, if other than cash, to be determined by our board of directors. If any right, warrant or option described in this paragraph (2) is not exercised or converted prior to the expiration of the exercisability or convertibility thereof, we will adjust the new conversion rate to the conversion rate that would then be in effect if such right, warrant or option had not been so issued.

(3) If we distribute shares of our capital stock, evidence of indebtedness or other assets or property to all holders of our common stock, excluding:

•	dividends, distributions, rights, warrants or options referred to in paragraph (1) or (2) above;

•	dividends or distributions paid exclusively in cash; and

•	spin-offs, as described below in this paragraph (3);

then we will adjust the conversion rate based on the following formula:

CR1 = CR0 x SP0/(SP0 – FMV)

where

CR0 = the conversion rate in effect immediately prior to the ex-dividend date for such distribution;

CR1 = the new conversion rate in effect immediately on and after the ex-dividend date for such distribution;

SP0 = the average of the closing sale price per share of our common stock for the 10 consecutive trading days ending on the business day immediately preceding the ex-dividend date for such distribution; and

FMV = the fair market value (as determined in good faith by our board of directors) of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of our common stock on the earlier of the record date or the ex-dividend date for such distribution.

An adjustment to the conversion rate made pursuant to the immediately preceding paragraph will become effective on the ex-dividend date for such distribution.

If we distribute to all of our common stockholders capital stock of any class or series, or similar equity interest, of or relating to one of our subsidiaries or other business unit, which we refer to as a spin-off, the conversion rate in effect immediately before the 10th trading day from and including the effective date of the spin-off will be adjusted based on the following formula:

CR1 = CR0 x (FMV0+MP0)/MP0

where

CR0 = the conversion rate in effect immediately prior to the 10th trading day immediately following, and including, the effective date of the spin-off;

CR1 = the new conversion rate in effect immediately on and after the 10th trading day immediately following, and including, the effective date of the spin-off;

FMV0 = the average of the closing sale prices per share of the capital stock or similar equity interest distributed to our common stockholders applicable to one share of our common stock over the first 10 consecutive trading days after the effective date of the spin-off; and

MP0 = the average of the closing sale prices per share of our common stock over the first 10 consecutive trading days after the effective date of the spin-off.

An adjustment to the conversion rate made pursuant to the immediately preceding paragraph will occur on the 10th trading day from and including the effective date of the spin-off; provided that in respect of any conversion within the 10 trading days following the effective date of any spin-off, references within this paragraph (3) to 10 trading days will be deemed replaced with such lesser number of trading days as have elapsed between the effective date of such spin-off and the conversion date in determining the applicable conversion rate.

If any such dividend or distribution described in this paragraph (3) is declared but not paid or made, the new conversion rate will be re-adjusted to be the conversion rate that would then be in effect if such dividend or distribution had not been declared.

(4) If we make any cash dividend or distribution to all holders of outstanding shares of our common stock (excluding any dividend or distribution in connection with our liquidation, dissolution or winding-up) during any of our quarterly fiscal periods in an aggregate amount that, together with other cash dividends or distributions made during such quarterly fiscal period, exceeds the product of $0.01, which we refer to as the reference dividend, multiplied by the number of shares of our common stock outstanding on the record date for such distribution, the conversion rate will be adjusted based on the following formula:

CR1 = CR0 x SP0/(SP0 – C)

where

CR0 = the conversion rate in effect immediately prior to the ex-dividend date for such distribution;

CR1 = the new conversion rate in effect immediately after the ex-dividend date for such distribution;

SP0 = the average of the closing sale price per share of our common stock for the 10 consecutive trading days ending on the business day immediately preceding the earlier of the record date or the day prior to the ex-dividend date for such distribution; and

C = the amount in cash per share that we distribute to our common stockholders that exceeds the reference dividend.

An adjustment to the conversion rate made pursuant to this paragraph (4) will become effective on the ex-dividend date for such dividend or distribution. If any dividend or distribution described in this paragraph (4) is declared but not so paid or made, the new conversion rate will be re-adjusted to the conversion rate that would then be in effect if such dividend or distribution had not been declared.

The reference dividend amount is subject to adjustment in a manner inversely proportional to adjustments to the conversion rate; provided that no adjustment will be made to the reference dividend amount for any adjustment made to the conversion rate under this paragraph (4).

Notwithstanding the foregoing, if an adjustment is required to be made under this paragraph (4) as a result of a distribution that is not a quarterly dividend, the reference dividend amount will be deemed to be zero.

(5) If we or any of our subsidiaries make a payment in respect of a tender offer or exchange offer for shares of our common stock to the extent that the cash and value of any other consideration included in the payment per share of our common stock exceeds the closing sale price per share of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender offer or exchange offer, the conversion rate will be adjusted based on the following formula:

CR1 = CR0 x (AC + (SP1 x OS1))/(SP’ x OS°)

where

CR0 = the conversion rate in effect on the day immediately following the date such tender or exchange offer expires;

CR1 = the conversion rate in effect on the second day immediately following the date such tender or exchange offer expires;

AC = the aggregate value of all cash and any other consideration (as determined by our board of directors) paid or payable for shares of our common stock purchased in such tender or exchange offer;

OS0 = the number of shares of our common stock outstanding immediately prior to the date such tender or exchange offer expires;

OS1 = the number of shares of our common stock outstanding immediately after the date such tender or exchange offer expires (after giving effect to the purchase or exchange of shares pursuant to such tender or exchange offer); and

SP1 = the closing sale price per share of our common stock for the trading day immediately following the date such tender or exchange offer expires.

If the application of the foregoing formula would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made.

Any adjustment to the conversion rate made pursuant to this paragraph (5) will become effective on the second day immediately following the date such tender offer or exchange offer expires. If we or one of our subsidiaries is obligated to purchase shares of our common stock pursuant to any such tender or exchange offer but is permanently prevented by applicable law from effecting any such purchase or all such purchases are rescinded, we will re-adjust the new conversion rate to be the conversion rate that would be in effect if such tender or exchange offer had not been made.

If we have in effect a rights plan while any shares of our preferred stock remain outstanding, holders of shares of our preferred stock will receive, upon a conversion of such shares, in addition to the shares of our common stock, rights under our stockholder rights agreement unless, prior to conversion, the rights have expired, terminated or been redeemed or unless the rights have separated from our common stock. If the rights provided for in any rights plan that our board of directors may adopt have separated from the common stock in accordance with the provisions of the rights plan so that holders of shares of our preferred stock would not be entitled to receive any rights in respect of our common stock that we elect to deliver upon conversion of shares of our preferred stock, we will adjust the conversion rate at the time of separation as if we had distributed to all holders of our capital stock, evidences of indebtedness or other assets or property pursuant to paragraph (3) above, subject to readjustment upon the subsequent expiration, termination or redemption of the rights.

In no event will the conversion price be reduced below $0.01, subject to adjustment for share splits and combinations and similar events.

We will not make any adjustment to the conversion rate if holders of shares of our preferred stock are permitted to participate, on an as-converted basis, in the transactions described above.

Without limiting the foregoing or subsequent sections of this prospectus, the conversion rate will not be adjusted for:

•

the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•

the issuance of any shares of our common stock or options or rights to purchase such shares pursuant to any of our present or future employee, director, trustee or consultant benefit plans, employee agreements or arrangements or programs;

•

the issuance of any shares of our common stock pursuant to any option, warrant, right, or exercisable, exchangeable or convertible security outstanding as of the date shares of our preferred stock were first issued;

•	a change in the par value of our common stock;

•	accumulated and unpaid dividends or distributions on our preferred stock, except as otherwise provided in this prospectus; or

•

the issuance of shares of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock or the payment of cash upon the repurchase or redemption thereof, except as otherwise provided in this prospectus.

No adjustment in the conversion rate will be required unless the adjustment would require an increase or decrease of at least 1% of the conversion rate. If the adjustment is not made because the adjustment does not change the conversion rate by at least 1%, then the adjustment that is not made will be carried forward and taken into account in any future adjustment. In addition, we will make any carryforward adjustments not otherwise effected on each anniversary of the date hereof, upon conversion of any shares of preferred stock (but only with respect to such converted preferred stock) and if the shares of our preferred stock are called for redemption. All required calculations will be made to the nearest cent or 1/10,000th of a share, as the case may be.

If certain of the possible adjustments to the conversion price of the shares of our preferred stock are made (or if failures to make certain adjustments occur), a holder of such shares may be deemed to have received a distribution from us even though such holder has not received any cash or property as a result of such adjustments. We intend to withhold federal income tax (in the case of a non-U.S. holder) with respect to any deemed distribution from us from cash payments of dividends and any payments in redemption, repurchase or conversion of the shares of our preferred stock. See “Material United States Federal Income Tax Considerations” below.

We may make a temporary reduction in the conversion price of the preferred stock if our board of directors determines that this decrease would be in the best interests of Callaway. We may, at our option, reduce the conversion price if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock or rights to acquire stock or from any event treated as such for income tax purposes. See the section entitled “Material United States Federal Income Tax Considerations” below for more information.

The “closing sale price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on the New York Stock Exchange (or such other principal national securities exchange on which the common stock is then listed or authorized for quotation or, if not so listed or authorized for quotation, the average of the mid-point of the last bid and ask prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose).

Conversion Rate Adjustment—Failure to Pay Dividends

If we fail to pay the full amount of any quarterly dividend on the preferred stock, the conversion rate will be adjusted based on the following formula:

CR1 = CR0 + (D/VWAP)

where

CR0 = the conversion rate in effect immediately prior to the ex-dividend date for such distribution;

CR1 = the new conversion rate in effect immediately after the ex-dividend date for such distribution;

VWAP = the “10-day VWAP” (as defined below); and

D = the total amount of such quarterly dividend on the preferred stock, less any amount with respect to such quarterly dividend that is paid to the holders of such preferred stock on the relevant dividend payment date.

The “10-day VWAP” shall equal the average of the daily volume weighted average price of our common stock on the national securities exchange on which the common stock is listed or quoted for trading as reported by Bloomberg L.P. (based on a trading day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)) for the 10 trading days from and including the date immediately following the respective dividend payment date for which we failed to pay the full amount of the quarterly dividend.

An adjustment to the conversion rate made pursuant to this section shall become effective on the date immediately succeeding the respective quarterly dividend date.

Conversion Rate Adjustment—Merger, Consolidation or Sale of Assets

In the case of the following events, each of which we refer to as a business combination:

•	any recapitalization, reclassification or change of our common stock (other than changes resulting from a subdivision or combination);

•

a consolidation, merger or combination involving us into any other person, or any merger of another person into us, except for a merger that does not result in a reclassification, conversion, exchange or cancellation of common stock;

•	a sale, transfer, conveyance or lease to another person of all or substantially all of our property and assets (other than to one or more of our subsidiaries); or

•	a statutory share exchange;

in each case, as a result of which our common stockholders are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for our common stock, a holder of shares of our preferred stock will be entitled thereafter to convert such shares of our preferred stock into the kind and amount of stock, other securities or other property or assets (including cash or any combination thereof) that the holder of shares of our preferred stock would have owned or been entitled to receive upon such business combination as if such holder of shares of our preferred stock held a number of shares of our common stock equal to the conversion rate in effect on the effective date for such business combination, multiplied by the number of shares of our preferred stock held by such holder of shares of our preferred stock. If such business combination also constitutes a fundamental change, a holder of shares of our preferred stock converting such shares will not receive a make-whole premium if such holder does not convert its shares of our preferred stock “in connection with” (as described in “—Adjustment to Conversion Rate upon a Fundamental Change”) the relevant fundamental change. In the event that our common stockholders have the opportunity to elect the form of consideration to be received in such business combination, we will make adequate provision whereby the holders of shares of our preferred stock will have a reasonable opportunity to determine the form of consideration into which all of the shares of our preferred stock, treated as a single class, will be convertible from and after the effective date of such business combination. Such determination will be based on the weighted average of elections made by the holders of shares of our preferred stock that participate in such determination, will be subject to any limitations to which all of our common stockholders are subject, such as pro rata reductions applicable to any portion of the consideration payable in such business combination, and will be conducted in such a manner as to be completed by the date that is the earliest of (1) the deadline for elections to be made by our common stockholders and (2) two business days prior to the anticipated effective date of the business combination.

We will provide notice of the opportunity to determine the form of such consideration, as well as notice of the determination made by the holders of shares of our preferred stock (and the weighted average of elections), by posting such notice with DTC and providing a copy of such notice to the transfer agent. If the effective date of a business combination is delayed beyond the initially anticipated effective date, the holders of shares of our preferred stock will be given the opportunity to make subsequent similar determinations in regard to such delayed effective date. We may not become a party to any such transaction unless its terms are consistent with the preceding. None of the foregoing provisions will affect the right of a holder of shares of our preferred stock to convert such holder’s shares of our preferred stock into shares of our common stock prior to the effective date.

To the extent permitted by law, we may, from time to time, increase the conversion rate for a period of at least 20 days if our board of directors determines that such an increase would be in our best interests. Any such determination by our board of directors will be conclusive. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to common stockholders resulting from any distribution of common stock or similar event. We will give holders of shares of our preferred stock at least 15 business days’ notice of any increase in the conversion rate.

Adjustment to Conversion Rate upon a Fundamental Change

If a fundamental change occurs on or prior to June 15, 2012, and a holder converts the preferred stock in connection with such fundamental change, we will increase the conversion rate for the preferred stock surrendered for conversion by a number of additional shares (the “additional shares”) as described below. A conversion of the preferred stock will be deemed for these purposes to be “in connection with” a fundamental change if the conversion date occurs from and including the date notice of such fundamental change is delivered to, and including, the fundamental change conversion date (as defined below under “—Special Conversion Right of Preferred Stock upon a Fundamental Change; Company Repurchase Right”) for that fundamental change.

We will also give notice by mail or by publication (with subsequent prompt notice by mail) to holders of our preferred stock and will post such notice with DTC and provide a copy of such notice to the transfer agent of the anticipated effective date of any proposed fundamental change that will occur on or prior to June 15, 2012. We must make this mailing or publication at least 15 days before the anticipated effective date of the fundamental change. In addition, no later than the third business day after the completion of such fundamental change, we must make an additional notice announcing such completion.

The number of additional shares will be determined by reference to the table below, based on the date on which such fundamental change becomes effective (the “effective date”) and the “common stock price” (as described below). If holders of our common stock receive only cash in such corporate transaction, the applicable price will be the cash amount paid per share in the transaction. Otherwise, the applicable price will be the average of the closing sale price per share of our common stock on the 10 consecutive trading days prior to, but not including, the effective date of such corporate transaction. Our board of directors will make appropriate adjustments, in its good faith determination, to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the ex-dividend date of the event occurs, at any time during those 10 consecutive trading days.

The applicable prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the conversion rate of the preferred stock is adjusted, as described above under “—Conversion Rate Adjustment—General.” Each adjusted applicable price will equal the applicable price applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the applicable price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate set forth above under “—Conversion Rate Adjustment—General.”

The following table sets forth the common stock price and number of additional shares to be received per $100 liquidation preference of preferred stock that will be added to the conversion rate applicable to the preferred stock that is converted in connection with a fundamental change on or prior to June 15, 2012.

	Common Stock Price
Effective Date	$5.92	$6.10	$7.10	$8.10	$9.10	$10.10	$11.10	$12.10	$13.10	$14.10
June 15, 2009	2.71	2.57	1.93	1.45	1.08	0.78	0.53	0.32	0.15	0.00
December 15, 2009	2.26	2.14	1.61	1.21	0.90	0.65	0.44	0.27	0.12	0.00
June 15, 2010	1.80	1.71	1.29	0.97	0.72	0.52	0.35	0.22	0.10	0.00
December 15, 2010	1.35	1.28	0.97	0.73	0.54	0.39	0.26	0.16	0.07	0.00
June 15, 2011	0.90	0.86	0.64	0.48	0.36	0.26	0.18	0.11	0.05	0.00
December 15, 2011	0.45	0.43	0.32	0.24	0.18	0.13	0.09	0.05	0.02	0.00
June 15, 2012	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

The exact common stock price and effective date may not be set forth in the table above, in which case:

•

If the common stock price is between two applicable prices listed in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower applicable price amounts and the two dates, as applicable, based on a 365-day year.

•	If the common stock price is in excess of $14.10 per share (subject to adjustment), we will not increase the conversion rate and no additional shares will be issued upon conversion.

•	If the common stock price is less than $5.92 per share (subject to adjustment), we will not increase the conversion rate and no additional shares will be issued upon conversion.

Notwithstanding the foregoing, in no event will the conversion rate exceed 16.8944 per share of preferred stock, subject to adjustments in the same manner as the conversion price as set forth under “—Conversion Rights.”

Our obligation to satisfy the additional share requirement could be considered a penalty, in which case the enforceability thereof would be subject to general equitable principles of reasonableness of economic remedies.

Special Conversion Right of Preferred Stock upon a Fundamental Change; Company Repurchase Right

In the event of a fundamental change described below, when the applicable price of our common stock described above under “—Adjustment to Conversion Rate upon a Fundamental Change” is less than $5.92 per share, then each holder of preferred stock will have the special right, or the fundamental change conversion right, in addition to any other applicable conversion right, to convert some or all of its preferred stock on the relevant fundamental change conversion date into a number of shares of our common stock per $100 liquidation preference equal to such liquidation preference plus an amount equal to accrued and unpaid dividends to, but not including, such fundamental change conversion date, divided by 97.5% of the market price of our common stock, or the fundamental change conversion rate. The market price (as defined below) of our common stock will be determined prior to the applicable fundamental change conversion date. A holder of preferred stock that has elected to convert such shares otherwise than pursuant to the fundamental change conversion right will not be able to exercise the fundamental change conversion right.

If a holder of our preferred stock elects to convert such preferred stock as described in the preceding paragraph, we may elect to repurchase, in lieu of that conversion and if permitted by law and the terms of any of our agreements, including our line of credit, for cash some or all of such preferred stock at a repurchase price equal to 100% of the liquidation preference of the preferred stock to be repurchased plus an amount equal to accrued and unpaid dividends to, but not including, such fundamental change conversion date, or the fundamental change repurchase price; provided that if the relevant fundamental change conversion date is on a date that is after a dividend record date and on or prior to the corresponding dividend payment date, we will pay such dividends to the holder of record on the corresponding dividend record date, which may or may not be the same person to whom we will pay the fundamental change repurchase price, and the fundamental change repurchase price will be equal to 100% of the liquidation preference of our preferred stock to be repurchased.

In the event we elect to repurchase shares of our preferred stock that would otherwise be converted into common stock on a fundamental change conversion date, such shares of our preferred stock will not be converted into common stock and the holder of such shares will be entitled to receive the fundamental change repurchase price in cash from us.

Within 15 days after the occurrence of a fundamental change, we will provide to the holders of our preferred stock and the transfer agent a notice of the occurrence of the fundamental change and of the resulting conversion and repurchase right. Such notice will state:

•	the events constituting the fundamental change;

•	the date of the fundamental change;

•	the last date on which the holders of our preferred stock may exercise the fundamental change conversion right;

•	to the extent applicable, the fundamental change conversion rate and the fundamental change repurchase price;

•	that we may elect to repurchase some or all of the shares of our preferred stock as to which the fundamental change conversion right may be exercised;

•	the method of calculating the market price of our common stock;

•	the fundamental change conversion date;

•	the name and address of the paying agent and the conversion agent;

•	the conversion rate and any adjustment to the conversion rate that will result from the fundamental change;

•

that preferred stock as to which the fundamental change conversion right has been exercised may be converted at the applicable conversion rate, if otherwise convertible, only if the notice of exercise of the fundamental change conversion right has been properly withdrawn; and

•	the procedures that the holders of preferred stock must follow to exercise the fundamental change conversion right.

We will also issue a press release for publication on the Dow Jones & Company, Inc., Business Wire or Bloomberg Business News (or, if such organizations are not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), or post notice on our website, in any event prior to the opening of business on the first trading day following any date on which we provide such notice to the holders of our preferred stock.

The fundamental change conversion date will be a date not less than 20 days nor more than 35 days after the date on which we give the above notice. To exercise the fundamental change conversion right, each holder of preferred stock must deliver, on or before the close of business on the fundamental change conversion date, the preferred stock to be converted, duly endorsed for transfer, together with a written conversion notice completed, to our transfer agent. The conversion notice will state:

•	the relevant fundamental change conversion date;

•	the number of shares of preferred stock to be converted; and

•	that the preferred stock is to be converted pursuant to the applicable provisions of the preferred stock.

If the preferred stock is held in global form, the conversion notice must comply with applicable DTC procedures.

Holders of preferred stock may withdraw any notice of exercise of their fundamental change conversion right (in whole or in part) by a written notice of withdrawal delivered to our transfer agent prior to the close of business on the business day prior to the fundamental change conversion date. The notice of withdrawal must state:

•	the number of withdrawn shares of our preferred stock;

•	if certificated shares of our preferred stock have been issued, the certificate numbers of the withdrawn shares of our preferred stock; and

•	the number of shares of our preferred stock, if any, which remain subject to the conversion notice.

If the preferred stock is held in global form, the notice of withdrawal must comply with applicable DTC procedures.

Preferred stock as to which the fundamental change conversion right has been properly exercised and for which the conversion notice has not been properly withdrawn will be converted into shares of common stock in accordance with the fundamental change conversion right on the fundamental change conversion date, unless we have elected to repurchase such preferred stock.

The holder of any shares of our preferred stock that we have elected to repurchase and as to which the conversion election has not been properly withdrawn will receive payment of the fundamental change repurchase price promptly following the later of the fundamental change conversion date or the time of book-entry transfer or delivery of our preferred stock. If the paying agent holds cash sufficient to pay the fundamental change repurchase price of the preferred stock on the business day following the fundamental change conversion date, then:

•

the preferred stock will cease to be outstanding and dividends will cease to accrue (whether or not book-entry transfer of the preferred stock is made or whether or not the preferred stock certificate is delivered to the transfer agent); and

•	all of the other rights of the holder of our preferred stock will terminate (other than the right to receive the fundamental change repurchase price upon delivery or transfer of the preferred stock).

A fundamental change generally will be deemed to occur at such time as:

•

we consolidate with or merge with or into another person (other than a subsidiary of ours) and our outstanding voting securities are reclassified into, converted for or converted into the right to receive any other property or security, or we sell, convey, transfer or lease all or substantially all of our properties and assets to any person (other than a subsidiary of ours); provided that none of these circumstances will be a fundamental change if persons that beneficially own our voting securities immediately prior to the transaction own, directly or indirectly, a majority of the voting securities of the surviving or transferee person immediately after the transaction in substantially the same proportion as their ownership of our voting securities immediately prior to the transaction;

•

any “person” or “group” (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable), other than us or any of our subsidiaries or any employee benefit plan of us or such subsidiary, is or becomes the “beneficial owner,” directly or indirectly, of more than 50% of the total voting power in the aggregate of all classes of our capital stock then outstanding and entitled to vote generally in elections of directors; or

•

during any period of 12 consecutive months after the date of original issuance of the preferred stock, persons who at the beginning of such 12-month period constituted our board of directors, together with any new persons whose election was approved by a vote of a majority of the persons then still comprising our board of directors who were either members of the board of directors at the beginning of such period or whose election, designation or nomination for election was previously so approved, cease for any reason to constitute a majority of our board of directors.

However, a fundamental change will not be deemed to have occurred in the case of a merger or consolidation described in the first bullet point of this definition if (i) 90% or more of the consideration in the aggregate paid for the common stock (and cash payments pursuant to dissenters’ appraisal rights) in the merger or consolidation consists of common stock of a United States company traded on a national securities exchange (or which will be so traded or quoted when issued or exchanged in connection with such transaction) and (ii) the market capitalization of the company acquiring the common stock is equal to or greater than $500 million on the trading date immediately preceding the day on which such merger or consolidation is publicly announced.

There is no precise, established definition of the phrase “all or substantially all” under applicable law. Accordingly, there may be uncertainty as to whether a sale, transfer, lease, conveyance or other disposition of less than all of our property or assets, or of less than all of the property or assets of us and our subsidiaries on a consolidated basis, would permit a holder to exercise the fundamental change conversion right above.

In connection with a fundamental change repurchase, we will comply with all U.S. federal and state securities laws in connection with any offer by us to repurchase the preferred stock upon a fundamental change.

This fundamental change conversion and repurchase feature may make more difficult or discourage a party from taking over our Company and removing incumbent management. We are not aware, however, of any specific effort to accumulate our capital stock with the intent to obtain control of our company by means of a merger, tender offer, solicitation or otherwise. In addition, the fundamental change repurchase feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the fundamental change conversion and repurchase feature was a result of negotiations between us and the initial purchasers in the offering of the preferred stock.

We could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a fundamental change but would increase the amount of debt outstanding or otherwise adversely affect the holders of preferred stock. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, and to permit us to elect to repurchase the preferred stock upon a fundamental change.

If a fundamental change were to occur, we may not have enough funds to pay the fundamental change repurchase price. In addition, we currently have and may in the future incur additional indebtedness with similar change-in-control provisions permitting the holders thereof to accelerate or to require us to purchase such indebtedness upon the occurrence of similar events or on some specific dates. Our option to make a repurchase upon a fundamental change may be exercised by a third party that effects the payment of the fundamental change repurchase price in the manner, at the times and otherwise in compliance in all material respects with the requirements hereof and purchases all preferred stock as to which the fundamental change conversion right was properly exercised and not withdrawn and which we elected to repurchase and otherwise complies with the obligations in connection therewith.

The term “market price” means, with respect to any fundamental change conversion date, the average of the closing sale prices of our common stock for the 10 consecutive trading days ending on the third trading day prior to the fundamental change conversion date, appropriately adjusted to take into account the occurrence, during the period commencing on the first trading day of such 10 trading day period and ending on the fundamental change conversion date of any event requiring an adjustment of the conversion rate as described under “—Conversion Rate Adjustment—General”; provided that in no event will the market price be less than $0.01, subject to adjustment for share splits and combinations, reclassifications and similar events.

Because the market price of our common stock is determined prior to the fundamental change conversion date, holders will bear the market risk with respect to the value of our common stock, if any, to be received from the date as of which the market price is determined to the date on which holders receive such stock. In addition, the market price of our common stock is an average price rather than the price as of a single date.

Issuer’s Conversion Option

On or prior to June 15, 2012, we may, at any time, by providing not less than 15 nor more than 30 days’ notice, cause some or all of the preferred stock to be mandatorily converted at the applicable conversion price. We may exercise this right only if the daily VWAP (as defined below) of our common stock for at least 20 trading days in a period of 30 consecutive trading days, ending on the trading day prior to our issuance of a press release announcing the exercise of the conversion option as described below, equals or exceeds 150% of the conversion price on each such trading day.

Additionally, we may only exercise this conversion option if (i) we have sufficient shares of common stock available for issuance upon conversion of the preferred stock called for mandatory conversion and (ii) during the one-year period following the last day or original issuance of the preferred stock, a shelf registration statement registering the resale of the shares of common stock issuable upon conversion of the preferred stock (including any additional shares issuable pursuant to the section entitled “—Dividend Make-Whole Payment” below, if applicable) has been filed by us and been declared effective by the Commission or is automatically effective and is available for use, and we expect such shelf registration statement to remain effective and available for use from the date of the notice of mandatory conversion until thirty (30) days following the mandatory conversion date.

If we convert less than all of the outstanding shares of our preferred stock, the transfer agent will select the shares by lot, on a pro rata basis or in accordance with any other method the transfer agent considers fair and appropriate. We may convert our preferred stock only in a whole number of shares. If a portion of a holder’s preferred stock is selected for partial conversion by us and the holder converts a portion of such preferred stock, the number of shares of our preferred stock subject to conversion by us will be reduced by the number of shares that the holder converted.

The “daily VWAP” of our common stock on any day means the daily volume weighted average price of our common stock on such day on the national securities exchange on which the common stock is listed or quoted for trading as reported by Bloomberg L.P. (based on a trading day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time).

“Trading day” means a day during which trading in securities generally occurs on the New York Stock Exchange or, if our common stock is not listed on the New York Stock Exchange, then a day during which trading in securities generally occurs on the principal U.S. securities exchange on which our common stock is listed or, if our common stock is not listed on a U.S. national or regional securities exchange, then on the principal other market on which our common stock is then traded or quoted.

To exercise the conversion option described above, we must issue a press release prior to the close of business on the first trading day following any date on which the conditions described in the first paragraph of this “—Issuer’s Conversion Option” section are met, announcing such election to call a mandatory conversion. We will also post a notice with DTC and provide a copy of such notice to the transfer agent on the date of the press release and will give notice by mail or by publication (with subsequent prompt notice by mail) to the holders of preferred stock (not more than seven business days after the date of the press release) of the election to call a mandatory conversion. The conversion date will be a date selected by us, which we refer to as the “mandatory conversion date,” and will be no more than 30 days or less than 15 days after the date on which we issue such press release.

In addition to any information required by applicable law or regulation, the press release and notice of a mandatory conversion shall state, as appropriate:

•	the mandatory conversion date;

•	the conversion rate;

•	the number of shares of our preferred stock to be converted; and

•	that dividends on the preferred stock to be converted will cease to accumulate on the mandatory conversion date.

On and after the mandatory conversion date, dividends will cease to accumulate on the preferred stock to be converted, all rights of holders of such preferred stock will terminate and all outstanding shares of preferred stock will automatically convert at the applicable conversion rate. The dividend payment with respect to the preferred stock for which the mandatory conversion date occurs during the period between the close of business on any record date for the payment of dividends to the close of business on the corresponding dividend payment date will be payable on such dividend payment date to the record holder of such shares on such record date. Except as provided in the section entitled “—Dividend Make-Whole Payment” below, with respect to a mandatory conversion, no payment or adjustment will be made upon conversion of preferred stock for accrued and unpaid dividends or for dividends with respect to the common stock issued upon such conversion.

Dividend Make-Whole Payment

If we elect to mandatorily convert some or all of the preferred stock prior to June 15, 2012, we will make an additional payment on the preferred stock equal to the aggregate amount of dividends that would have accrued and become payable on the preferred stock from June 15, 2009 through and including June 15, 2012, less any dividends already paid on the preferred stock. This additional payment is payable by us, in cash or, at our option, in shares of our common stock or a combination of cash and shares of our common stock, with the common stock valued at 97.5% of the 5-day VWAP for the five trading days immediately succeeding the trading day on which we provide notice of the mandatory conversion and specify that we will pay all or a portion of the dividend make-whole payment in shares of common stock. We will specify, in the notice of mandatory conversion, whether we will make the dividend make-whole payment in cash, shares of our common stock or a combination of cash and shares of our common stock. We will not issue fractional shares for any additional payment upon conversion but will instead make a cash adjustment for any fractional share payment.

Liquidation Rights

In the event of our voluntary or involuntary liquidation, winding-up or dissolution, each holder of preferred stock will be entitled to receive and to be paid out of our assets legally available for distribution to our shareholders, before any payment or distribution is made to holders of junior stock (including common stock), but after payment of or provision for our debts and other liabilities or senior stock, a liquidation preference of $100 per share on the preferred stock and all accrued and unpaid dividends through the date of distribution of the assets. Holders of any class or series of preferred stock ranking on the same basis as the preferred stock as to liquidation, winding-up or dissolution must also be entitled to receive the full respective liquidation preferences and any accrued and unpaid dividends through the date of distribution of the assets. If upon liquidation we do not have enough assets to pay in full the amounts due on the preferred stock and any other preferred stock ranking on the same basis with the holders’ preferred stock as to liquidation, winding-up or dissolution, holders of the preferred stock and the holders of such other preferred stock will share ratably in any such distributions of our assets in proportion to the full respective liquidating distributions to which they would otherwise be respectively entitled.

Only after the holders of preferred stock have received their liquidation preference and any accrued and unpaid dividends will we distribute assets to holders of common stock or any of our other stock ranking junior to the shares of preferred stock upon liquidation.

Holders of shares of our preferred stock will be entitled to written notice of any distribution in connection with any voluntary or involuntary liquidation, winding-up or dissolution of our affairs not less than 30 days and not more than 60 days prior to the distribution payment date. After payment of the full amount of the liquidating distributions to which they are entitled, holders of shares of our preferred stock will have no right or claim to participate in any further distribution of our remaining assets.

The following events will not be deemed to be a liquidation, winding-up or dissolution of Callaway:

(1) the voluntary sale, lease, transfer, conveyance or other disposition of all or substantially all of our assets (other than in connection with our liquidation, winding-up or dissolution), or

(2) our merger or consolidation with or into any other person, corporation, trust or other entity.

Optional Redemption

On or after June 20, 2012, we may redeem the preferred stock, out of legally available funds, in whole or in part, at our option, at a redemption price equal to the liquidation preference of $100, plus all accrued and unpaid dividends to, but excluding, the redemption date. We are required to give notice of redemption not more than 45 and not less than 15 days before the redemption date. We may only exercise this optional redemption right to the extent we are not prohibited by law or the terms of any agreement relating to our indebtedness or any future series of preferred stock from making the cash payment required under this section. Our line of credit currently limits our ability to make cash distributions on, or redemptions of, the preferred stock, to an amount per fiscal year, taken together with all other cash distributions, redemptions and repurchases of our capital stock in such fiscal year, equal to $30 million; provided that (A) if, after giving effect to such cash payment, our ratio of Consolidated Funded Indebtedness (as defined in our line of credit) to Consolidated EBITDA (as defined in our line of credit) for the preceding four fiscal quarter period is equal to or greater than 2:1 and (B) we have at least $25 million of availability on our line of credit after giving effect to such payment, we may make such cash payments up to the greater of $30 million and an amount equal to 75% of our Consolidated EBITDA in the preceding fiscal year; provided further, that if, after giving effect to such cash payment, our ratio of Consolidated Funded Indebtedness to Consolidated EBITDA for the preceding four fiscal quarter period is less than 2:1, there is no limitation on such cash payments. In addition, it is a condition to our ability to make cash distributions on, or redemptions of, the preferred stock, that there be no default outstanding under our line of credit.

If we redeem less than all of the shares of preferred stock, we will select the shares to be redeemed by lot or pro rata or in some other equitable manner in our sole discretion.

If the redemption date falls after a record date and on or prior to the corresponding dividend payment date, (1) we will pay the full amount of accrued and unpaid dividends payable on such dividend payment date only to the holder of record at the close of business on the corresponding record date and (2) the redemption price payable on the redemption date will include only the liquidation preference, but will not include any amount in respect of dividends declared and payable on such corresponding dividend payment date. With respect to any shares of preferred stock that are redeemed, on and after the applicable redemption date, dividends will cease to accumulate on such preferred stock, all rights of holders of such preferred stock will terminate (except the right to receive the cash payable upon such redemption) and such shares will no longer be deemed to be outstanding.

Notice of redemption of the preferred stock shall be mailed to each holder of record of the shares to be redeemed by first class mail, postage prepaid at such holder’s address as the same appears on our stock records. Any notice, which was mailed as described above, shall be conclusively presumed to have been duly given on the date mailed whether or not the holder receives the notice. In addition to any information required by law, each notice will state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of preferred stock to be redeemed; (iv) the place or places where certificates for such shares of preferred stock are to be surrendered for cash; (v) that unpaid dividends accrued to, but excluding, the redemption date will be paid as specified in the notice; (vi) that on and after such date, dividends thereon will cease to accrue; and (vii) the then current conversion rate and conversion price and the date on which the conversion right will expire.

Voting Rights

Holders of shares of our preferred stock generally do not have any voting rights, except as set forth below.

If dividends on our preferred stock are in arrears for six or more quarterly periods, whether or not consecutive (which we refer to as a preferred dividend default), holders of shares of our preferred stock (voting together as a class with the holders of all other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors to serve on our board of directors (which we refer to as preferred stock directors), until all unpaid dividends with respect to our preferred stock and any other class or series of preferred stock upon which like voting rights have been conferred and are exercisable have been paid or declared and a sum sufficient for payment is set aside for such payment; provided that the election of any such directors will not cause us to violate the corporate governance requirements of the New York Stock Exchange (or any other exchange or automated quotation system on which our securities may be listed or quoted) that requires listed or quoted companies to have a majority of independent directors; and provided further that our board of directors will, at no time, include more than two preferred stock directors. In such a case, the number of directors serving on our board of directors will be increased by two. The preferred stock directors will be elected by a plurality of the votes cast in the election for a one-year term and each preferred stock director will serve until his or her successor is duly elected and qualifies or until the director’s right to hold the office terminates, whichever occurs earlier. The election will take place at:

•

a special meeting called by holders of at least 15% of the outstanding shares of preferred stock together with any other class or series of preferred stock upon which like voting rights have been conferred and are exercisable, if this request is received more than 75 days before the date fixed for our next annual or special meeting of shareholders or, if we receive the request for a special meeting within 75 days before the date fixed for our next annual or special meeting of shareholders, at our annual or special meeting of shareholders; and

•

each subsequent annual meeting (or special meeting held in its place) until all dividends accumulated on our preferred stock and on any other class or series of preferred stock upon which like voting rights have been conferred and are exercisable have been paid in full for all past dividend periods.

If and when all accumulated dividends on our preferred stock and all other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable must have been paid in full or a sum sufficient for such payment in full is set aside for payment, holders of shares of our preferred stock will be divested of the voting rights set forth above (subject to re-vesting in the event of each and every preferred dividend default) and the term and office of such preferred stock directors so elected will immediately terminate and the entire board of directors will be reduced accordingly.

Any preferred stock director elected by holders of shares of our preferred stock and other holders of preferred stock upon which like voting rights have been conferred and are exercisable may be removed at any time with or without cause by the vote of, and may not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding shares of our preferred stock and other parity preferred stock entitled to vote thereon when they have the voting rights described above (voting as a single class). So long as a preferred dividend default continues, any vacancy in the office of a preferred stock director may be filled by written consent of the preferred stock director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of our preferred stock when they have the voting rights described above (voting as a single class with all other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable); provided that the filling of each vacancy will not cause us to violate the corporate governance requirements of the New York Stock Exchange (or any other exchange or automated quotation system on which our securities may be listed or quoted) that requires listed or quoted companies to have a majority of independent directors. The preferred stock directors will each be entitled to one vote on any matter.

In addition, so long as any shares of our preferred stock remain outstanding, we will not, without the consent or the affirmative vote of the holders of at least two-thirds of the outstanding shares of our preferred stock together with each other class or series of preferred stock ranking on parity with our preferred stock with respect to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding-up and upon which like voting rights have been conferred (voting as a single class):

•

authorize, create or issue, or increase the number of authorized or issued shares of, any class or series of stock ranking senior to such preferred stock with respect to payment of dividends, or the distribution of assets upon the liquidation, winding-up or dissolution of our affairs, or reclassify any of our authorized capital stock into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or

•

amend, alter or repeal the provisions of our charter, including the terms of our preferred stock, whether by merger, consolidation, transfer or conveyance of substantially all of our assets or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of our preferred stock, except that with respect to the occurrence of any of the events described in the second bullet point immediately above, so long as our preferred stock remains outstanding with the terms of our preferred stock materially unchanged, taking into account that, upon the occurrence of an event described in the second bullet point above, we may not be the surviving entity, the occurrence of such event will not be deemed to materially and adversely affect the rights, preferences, privileges or voting power of our preferred stock, and in such case such holders shall not have any voting rights with respect to the events described in the second bullet point immediately above. Furthermore, if holders of shares of our preferred stock receive the greater of the full trading price of the preferred stock on the date of an event described in the second bullet point immediately above or the $100 per share liquidation preference pursuant to the occurrence of any of the events described in the second bullet point immediately above, then such holders will not have any voting rights with respect to the events described in the second bullet point immediately above.

Holders of shares of our preferred stock are not entitled to vote with respect to any increase in the total number of authorized shares of our common stock or preferred stock, any increase in the number of authorized shares of preferred stock or the creation or issuance of any other class or series of capital stock, or any increase in the number of authorized shares of any other class or series of capital stock, in each case ranking on parity with or junior to our preferred stock with respect to the payment of dividends and the distribution of assets upon liquidation, winding-up or dissolution, merger or consolidation involving us or a sale of all or substantially all of our assets, regardless of the effect that such merger, consolidation or sale may have upon the powers, preferences, voting power or other rights or privileges of our preferred stock, except as set forth above.

In addition, the voting provisions above will not apply if, at or prior to the time when the act with respect to which the vote would otherwise be required would occur, we have redeemed or called for redemption upon proper procedures all outstanding shares of our preferred stock.

In all cases in which the holders of preferred stock will be entitled to vote, each share of preferred stock will be entitled to one vote. Where the holders of preferred stock are entitled to vote as a class with holders of any other class or series of preferred stock having similar voting rights that are exercisable, each class or series will have the number of votes proportionate to the aggregate liquidation preference of its outstanding shares.

Without the consent of the holders of preferred stock, so long as such action does not adversely affect the special rights, preferences, privileges and voting powers of the preferred stock, taken as a whole, we may amend, alter, supplement, or repeal any terms of the preferred stock for the following purposes:

•

to cure any ambiguity, or to cure, correct, or supplement any provision contained in the certificate of designation for the preferred stock that may be ambiguous, defective, or inconsistent, so long as such change does not adversely affect the rights of any holder of preferred stock; or

•

to make any provision with respect to matters or questions relating to the preferred stock that is not inconsistent with the provisions of the certificate of designations for the preferred stock, so long as such change does not adversely affect the rights of any holder of preferred stock.

Registration Rights

The following summary of the registration rights provided in the registration rights agreement is not complete. Holders should refer to the registration rights agreement, which is filed as Exhibit 4.7 to the shelf registration statement on Form S-3, for a full description of the registration rights that apply to the preferred stock.

We agreed to file a shelf registration statement under the Securities Act not later than 90 days after the first date of original issuance of the preferred stock. This prospectus is part of a shelf registration statement on Form S-3 that we filed with the SEC to satisfy such obligation. The preferred stock and any shares of common stock issuable upon conversion of the preferred stock are referred to collectively as “registrable securities.” We are obligated to use commercially reasonable efforts to have this shelf registration statement declared effective not later than 180 days after the first date of original issuance of the preferred stock, and to keep it effective until the earliest of:

(1) one year from the latest date of original issuance of the preferred stock;

(2) the date on which all registrable securities shall have been registered under the Securities Act and disposed of;

(3) expiration of the holding period that would be applicable for non-affiliates pursuant to Rule 144 under the Securities Act without any volume or manner of sale restrictions thereunder; or

(4) the date on which the registrable securities cease to be outstanding.

If we notify the holders in accordance with the registration rights agreement to suspend the use of the prospectus upon the occurrence of certain events, then such holders will be obligated to suspend the use of the prospectus until the requisite changes have been made.

A holder of registrable securities that sells registrable securities pursuant to the shelf registration statement generally will be required to provide information about itself and the specifics of the sale, be named as a selling securityholder in the related prospectus, deliver a prospectus to purchasers, be subject to relevant civil liability provisions under the Securities Act in connection with such sales and be bound by the provisions of the registration rights agreement that are applicable to such holder.

If:

(1) the shelf registration statement has not been filed with the SEC by the 90th day after the first date of original issuance of the preferred stock;

(2) the shelf registration statement has not become effective by the 180th day after the first date of original issuance of the preferred stock; or

(3) after the shelf registration statement has become effective, and while our obligation under the registration rights agreement to maintain an effective shelf registration statement remains in effect, such shelf registration statement ceases to be effective (without being succeeded immediately by an effective replacement shelf registration statement), or the shelf registration statement or prospectus contained therein ceases to be usable in connection with the resale of preferred stock and any shares of common stock or other security issuable upon the conversion of the preferred stock, in accordance with and during the periods specified in the registration rights agreement for a period of time (including any suspension period) which exceeds 60 days in the aggregate in any consecutive 12-month period because (i) any event occurs as a result of which the prospectus forming part of such shelf registration statement would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading, (ii) it shall be necessary to amend such shelf registration statement or supplement the related prospectus to comply with the Securities Act or the rules thereunder or (iii) the occurrence or existence of any pending corporate development or other similar event with respect to us or a public filing with the SEC that, in our reasonable discretion, makes it appropriate to suspend the availability of a shelf registration statement and the related prospectus;

(each event as described above in clauses (1) through (3), a “resale registration default”), then we will pay to holders of the registrable securities of preferred stock, liquidated damages in cash in an amount that shall accrue at a rate of 0.50% of the liquidation preference of the preferred stock per year of the liquidation preference of the preferred stock from and including the date on which the resale registration default shall occur to but excluding the date on which all such resale registration defaults have been cured. If a holder has converted some or all of its preferred stock into shares of common stock, the holder will not be entitled to receive any increase in the liquidation preference with respect to such shares of common stock or the preferred stock converted.

We will give notice of the effectiveness of the shelf registration statement to holders of the registrable securities. Holders of registrable securities are required to complete the notice and questionnaire (the “questionnaire”) attached as an annex A to the offering memorandum, dated June 9, 2009, related to the offering of the preferred stock, if they wish to have their registrable securities covered by the shelf registration statement and related prospectus. Holders are required to deliver the questionnaire prior to the filing of the shelf registration statement so that they can be named as a selling security holder in the prospectus. From and after the date the shelf registration statement is declared effective, each holder wishing to sell its registrable securities pursuant to the shelf registration statement and related prospectus is required to deliver a questionnaire to us at least 10 business days prior to any intended distribution. Within five business days after the later of receipt of a questionnaire or the expiration of any suspension period in effect when such questionnaire is delivered, we will file, if required by applicable law, a post-effective amendment to the shelf registration statement or a supplement to the prospectus contained in the shelf registration statement. In no event will we be required to file more than one post-effective amendment in any calendar quarter or to file a supplement or post-effective amendment during any suspension period.

We will pay all expenses incident to our performance of and compliance with the registration rights agreement, provide each holder that is selling registrable securities pursuant to the shelf registration statement copies of the related prospectus as reasonably requested and take other actions as are required under the terms of the registration rights agreement to permit, subject to the foregoing, unrestricted resales of the registrable securities.

Pursuant to the registration rights agreement, each holder must indemnify us for certain losses in connection with the shelf registration statement.

Miscellaneous

We will at all times reserve and keep available out of our authorized and unissued common stock, solely for issuance upon the conversion of the preferred stock, that number of shares of common stock as shall from time to time be issuable upon the conversion of all the shares of the preferred stock then outstanding. The preferred stock converted into our common stock or otherwise reacquired by us will resume the status of authorized and unissued shares of our preferred stock, undesignated as to series, and will be available for subsequent issuance.

Global Preferred Stock

The preferred stock is evidenced by a global certificate that has been deposited with, or on behalf of, DTC and registered in the name of Cede & Co. as DTC’s nominee. Except as set forth below, the global certificate may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Purchasers may hold their interests in the global certificate directly through DTC or indirectly through organizations that are participants in DTC. Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in the global certificate to such persons may be limited.

Purchasers may beneficially own interests in the global certificate held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship, with a participant, either directly or indirectly through indirect participants. So long as Cede & Co., as the nominee of DTC, is the registered owner of the global certificate, Cede & Co. for all purposes will be considered the sole holder of the global certificate. Except as provided below, owners of beneficial interests in the global certificate will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form, and will not be considered the holders.

Payment of dividends on and the redemption price of the global certificate will be made to Cede & Co. by wire transfer of immediately available funds. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global certificate or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We have been informed by DTC that, with respect to any payment of dividends or of the redemption price of the global certificate, DTC’s practice is to credit participants’ accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the preferred stock represented by the global certificate as shown on the records of DTC, unless DTC has reason to believe that it will not receive payment on such payment date. Payments by participants to owners of beneficial interests in preferred stock represented by the global certificate held through such participants will be the responsibility of such participants, as is the case with securities held for the accounts of customers registered in “street name.”

Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants and certain banks, the ability of a person having a beneficial interest in preferred stock represented by the global certificate to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

Neither we, the transfer agent, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of preferred stock only at the direction of one or more participants to whose account with DTC interests in the global certificate are credited and only in respect of the amount of shares of the preferred stock represented by the global certificate as to which the participant has given this direction.

DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the initial purchasers. Certain participants, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

If DTC is at any time unwilling or unable to continue as depository and a successor depository is not appointed by us within 90 days, we will cause preferred stock to be issued in definitive form in exchange for the global certificate.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock and the preferred stock is BNY Mellon Shareowner Services LLC.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a summary of the material U.S. federal income tax consequences relevant to the purchase, ownership, and disposition of our preferred stock and common stock received upon conversion of the preferred stock. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. Other U.S. federal tax consequences (such as estate, gift and alternative minimum tax consequences) and state, local and non-U.S. tax consequences are not summarized, nor are tax consequences to special classes of investors including, but not limited to, tax-exempt organizations, insurance companies, banks or other financial institutions, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons that will hold the preferred stock or common stock as a position in a hedging, integrated, “straddle” or “conversion” or other risk reduction transaction, and U.S. Holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar. Tax consequences may vary depending upon the particular circumstances of an investor. This discussion is limited to taxpayers who will hold the preferred stock and the common stock received in respect thereof as “capital assets.”

THE DISCUSSIONS OF U.S. FEDERAL INCOME TAX CONSEQUENCES HEREIN (A) ARE NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY ANY TAXPAYER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON A TAXPAYER, AND (B) WERE WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS AND MATTERS DISCUSSED IN THIS DISCLOSURE. ALL TAXPAYERS SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISOR BASED ON THEIR OWN PARTICULAR CIRCUMSTANCES.

You are a “U.S. Holder” if you are a beneficial owner of the preferred stock and common stock received in respect thereof and you are for United States federal income tax purposes an individual citizen or resident of the United States, a domestic corporation, an estate whose income is subject to United States federal income tax regardless of its source, or a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or if the trust has a valid election in effect to be treated as a United States person. If a partnership or other entity or arrangement, whether domestic or foreign, treated as a partnership for U.S. federal income tax purposes holds preferred stock or common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership purchasing preferred stock, we urge you to consult your own tax advisor. A “non-U.S. Holder” is a holder, other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes, that is not a U.S. Holder.

Distributions

Distributions with respect to the preferred stock and distributions with respect to our common stock (other than certain stock distributions) will be taxable as dividend income when actually or constructively received to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that the amount of a distribution with respect to preferred stock or common stock exceeds both our current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of your adjusted tax basis in such preferred stock or common stock, as the case may be, and thereafter as capital gain.

U.S. Holders. Subject to certain exceptions for short-term and hedged positions, distributions constituting dividend income received by certain non-corporate U.S. Holders, including individuals, in respect of the preferred stock and common stock in taxable years beginning before January 1, 2011, are generally taxed at a maximum rate of 15%. Similarly, subject to certain exceptions for short-term and hedged positions, distributions on the preferred stock and common stock constituting dividend income paid to holders that are domestic corporations generally will qualify for the dividends received deduction. You should consult your own tax advisor regarding the availability of the reduced dividend tax rate or the dividends received deduction in light of your particular circumstances.

Cash, stock or other amounts received by a holder of the preferred stock or our common stock that are received with respect to accrued and unpaid dividends (whether received upon a disposition of preferred stock or our common stock, a conversion of our preferred stock, or otherwise) will in all cases be taxable as dividends as discussed above.

In certain circumstances, investors may receive a dividend with respect to the preferred stock or our common stock that constitutes an “extraordinary dividend” (as defined in Section 1059 of the Code—generally a dividend extraordinarily large in relation to the taxpayer’s adjusted tax basis in the underlying stock where such stock has not been held for a required period of time). Investors that are U.S. corporations that receive an “extraordinary dividend” paid in respect of the preferred stock or our common stock are required to (i) reduce their applicable stock basis (but not below zero) by the portion of such a dividend that is not taxed because of the dividends received deduction and (ii) to the extent that the non-taxed portion of such dividend exceeds such U.S. corporation’s adjusted tax basis in the applicable shares, treat the non-taxed portion of such dividend as gain from the sale or exchange of the preferred stock or our common stock, as the case may be, for the taxable year in which such dividend is received. Non-corporate U.S. holders who receive an “extraordinary dividend” would be required to treat any losses on the sale of the preferred stock or our common stock, as the case may be, as long-term capital losses to the extent of dividends received by them that qualify for the 15% tax rate discussed above.

Non-U.S. Holders. Except as described below with respect to dividends that are “effectively connected” with the conduct of a trade or business within the United States, if you are a non-U.S. Holder of preferred stock or common stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower (or zero) rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. For purposes of obtaining a reduced rate of withholding under an income tax treaty, you generally will be required to provide a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States (and, if an income tax treaty applies, are attributable to a U.S. permanent establishment maintained by you), we generally are not required to withhold tax from the dividends, provided that you have furnished to us a valid Internal Revenue Service Form W-8ECI. When submitting an Internal Revenue Service Form W-8ECI, or an acceptable substitute form, you must represent, under penalties of perjury, that:

•	you are a non-United States person, and

•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to U.S. Holders, unless an applicable income tax treaty provides otherwise.

If you are a corporate non-U.S. Holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Adjustment of conversion rate

The conversion rate of the preferred stock is subject to adjustment under certain circumstances. Treasury regulations promulgated under Section 305 of the Code treat a holder of preferred stock as having received a constructive distribution includible in such holder’s U.S. income in the manner described under

“—Distributions” above, if and to the extent that certain adjustments (or failures to make adjustments) in the conversion rate increase the holder’s proportionate interest in our earnings and profits. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution in the interests of the holders of the preferred stock will generally not be considered to result in a constructive dividend distribution. However, certain of the possible conversion rate adjustments provided in the preferred stock (including, without limitation, an increase in the conversion rate as a result of the failure to pay dividends, an increase in the conversion rate to reflect a taxable dividend to holders of common stock and an increase in the conversion rate following a fundamental change) generally will give rise to a deemed taxable dividend to the holders of the preferred stock to the extent of our current and accumulated earnings and profits. Thus, under certain circumstances in the event of a deemed distribution, you may recognize income even though you may not receive any cash or property. Non-U.S. holders of the preferred stock may under such circumstances be deemed to have received a distribution subject to U.S. federal withholding tax. A constructive dividend deemed received by a non-U.S. holder would not result in a payment of any cash from which any applicable U.S. federal withholding tax could be satisfied. Accordingly, if we pay withholding taxes on behalf of a non-U.S. holder we may at our option set-off any such payment against subsequent payments under the preferred stock, including cash distributions and common stock deliverable on conversion.

Dispositions

U.S. Holders. If you are a U.S. Holder and you sell or otherwise dispose of the preferred stock or common stock, you will generally recognize capital gain or loss equal to the difference between the amount you realize and your adjusted tax basis in the stock. Such capital gain or loss will be long-term capital gain or loss if your holding period for the shares is more than one year. Long-term capital gain of a noncorporate U.S. Holder that is recognized in taxable years beginning before January 1, 2011, is generally taxed at a maximum rate of 15%. The deductibility of net capital losses is subject to limitations.

Non-U.S. Holders. Non-U.S. Holders are generally only subject to United States federal income tax on the disposition of capital stock if:

•

the gain is “effectively connected” with your conduct of a trade or business in the United States, and if required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis, the gain is attributable to a permanent establishment that you maintain in the United States,

•	you are an individual, are present in the United States for 183 or more days in the taxable year of the sale, and certain other conditions exist, or

•

we are or have been a United States real property holding corporation for federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or your holding period.

We do not believe that we are, have been, or will be a United States real property holding corporation for United States federal income tax purposes.

If you are a corporate non-U.S. Holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Conversion into common stock—U.S. Holders

If we elect to mandatorily convert some or all of the preferred stock as described above under “Description of Preferred Stock—Issuer’s Conversion Option,” we will make an additional payment on the preferred stock equal to the aggregate amount of dividends that would have accrued and become payable on the preferred stock from June 15, 2009, through and including June 15, 2012, less any dividends already paid on the preferred stock.

We have the option to make the additional payment by delivering cash, common stock, or a combination of cash and common stock. Accordingly, upon a mandatory conversion, you may receive solely common stock, solely cash, or a combination of cash and common stock. Any portion of such proceeds treated as a dividend will be treated as described above under “—Distributions—U.S. Holders.”

Conversion entirely for stock. U.S. Holders generally will not recognize any gain or loss in respect of the receipt solely of common stock upon the conversion of the preferred stock. The adjusted tax basis of shares of common stock received on conversion generally will equal the adjusted tax basis of the preferred stock converted (reduced by the portion of adjusted tax basis allocated to any fractional share of common stock exchanged for cash), and the holding period of such common stock received on conversion will generally include your holding period for the converted preferred stock.

Cash received in lieu of fractional shares of common stock generally will be treated as a payment in a taxable exchange, and you generally will recognize gain or loss on the receipt of such cash in an amount equal to the difference between the amount of cash received and the amount of adjusted tax basis allocable to the fractional shares.

Conversion entirely for cash. In the event that we deliver solely cash upon a conversion of the preferred stock, a U.S. Holder generally will recognize capital gain or loss on the conversion provided the conversion meets at least one of the following requirements as determined under U.S. federal income tax principles: (1) the conversion is not essentially equivalent to a dividend; (2) the conversion results in a complete termination of such holder’s interest in our preferred stock and common stock; or (3) the conversion is substantially disproportionate with respect to such holder.

In determining whether any of the above requirements applies, preferred stock and common stock considered to be owned by a U.S. Holder by reason of certain attribution rules must be taken into account.

If the conversion satisfies any of the above requirements, the U.S. Holder’s gain or loss will be determined in the same manner as if the U.S. Holder disposed of the preferred stock in a taxable disposition (as described above under “—Dispositions—U.S. Holders”).

If the conversion does not satisfy any of the above requirements, then the entire amount received (without offset for the U.S. Holder’s tax basis in the preferred stock redeemed) will be treated as a distribution as described under “—Distributions” above. In such case, such holder’s tax basis in the converted preferred stock will be allocated to such holder’s remaining preferred stock and common stock.

Conversion for part common stock and part cash. In the event that we deliver common stock and cash upon a conversion of the preferred stock, the U.S. federal income tax treatment of the conversion is uncertain. U.S. Holders should consult their tax advisors regarding the consequences of such a conversion. It is possible that the conversion could be treated as a single recapitalization or as a conversion in part and a taxable redemption in part, as briefly discussed below.

Treatment as a recapitalization. If we pay a combination of cash and common stock in exchange for preferred stock upon conversion, the exchange may be treated as a recapitalization. In such case, the U.S. Holder would recognize gain (but not loss) in an amount equal to the lesser of (i) the excess (if any) of (A) the amount of cash (not including cash received in lieu of fractional shares) and the fair market value of common stock received (treating fractional shares as received for this purpose) in the exchange over (B) such holder’s adjusted tax basis in the preferred stock, and (ii) the amount of cash received upon conversion (other than cash received in lieu of fractional shares, which would be treated as described above in “—Conversion entirely for stock”). Any gain recognized should be treated as capital gain except to the extent it has the effect of a distribution of a dividend.

The tax basis of the shares of common stock received upon a recapitalization (including any basis allocable to any fractional share you are treated as exchanging as described above in “—Conversion entirely for stock”)

would equal the adjusted tax basis of the preferred stock that was converted, reduced by the amount of any cash received (other than cash received in lieu of a fractional share), and increased by the amount of gain, if any, recognized (other than with respect to a fractional share). A U.S. Holder’s holding period for shares of common stock would include the period during which the U.S. Holder held the preferred stock.

Alternative treatment as part conversion and part redemption. If the conversion of preferred stock into cash and common stock were not treated as a single recapitalization, the conversion could be treated as in part a conversion into common stock and in part a separate redemption of the remaining preferred stock surrendered in the conversion. In that event, the portion converted into common stock would be treated as described above in “—Conversion entirely for stock.” The portion converted into cash would be treated as described above in “—Conversion entirely for cash.”

In such case, the U.S. Holder’s tax basis in the preferred stock would generally be allocated pro rata among the common stock received, the fractional share that is treated as sold for cash and the portion of the preferred stock that is treated as sold for cash, based on the fair market value of the common stock received and the amount of cash received. The holding period for the common stock received in the conversion would include the holding period for the preferred stock.

Conversion into common stock—Non-U.S. Holders

A non-U.S. Holder who converts preferred stock solely for common stock generally will not recognize any gain or loss in respect of the conversion. A non-U.S. Holder who receives entirely cash, or a combination of stock and cash, will recognize gain or loss as provided above under “—Conversion into common stock—U.S. Holders” but only to the extent (1) such gain or loss is “effectively connected” with your conduct of a trade or business in the United States, and if required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis, the gain is attributable to a permanent establishment that you maintain in the United States, or (2) you are an individual, are present in the United States for 183 or more days in the taxable year of the sale, and certain other conditions exist. Notwithstanding the above, any portion of any such proceeds treated as a dividend will be treated as described above under “—Distributions—Non-U.S. Holders.”

Repurchase upon a fundamental change

U.S. Holders. Holders have the option to convert the preferred stock upon the occurrence of a fundamental change. See “Description of Preferred Stock—Special Conversion Right of Preferred Stock upon a Fundamental Change; Company Repurchase Right.” We have the option to repurchase the preferred stock upon such fundamental change by delivering cash, common stock, or a combination of cash and common stock. If we repurchase the preferred stock entirely with common stock (including fractional shares of common stock exchanged for cash), then the repurchase will generally be treated in the same manner as a conversion of preferred stock into common stock. See “—Conversion into common stock—U.S. Holders—Conversion entirely for stock.” If we repurchase the preferred stock entirely for cash, then the repurchase will generally be treated in the same manner as a conversion of the preferred stock entirely for cash. See “—Conversion into common stock—U.S. Holders—Conversion entirely for cash.” If we repurchase the preferred stock with a combination of common stock and cash, then the repurchase will generally be treated in the same manner as a conversion of the preferred stock for part common stock and part cash. See “—Conversion into common stock—U.S. Holders—Conversion for part common stock and part cash.”

Non-U.S. Holders. Non-U.S. holders from whom we repurchase preferred stock upon the occurrence of a fundamental change will be treated in the manner described above under “—Conversion into Common stock— Non-U.S. Holders.”

Optional Redemption

On or after June 20, 2012, we may redeem the preferred stock for cash. U.S. holders who exchange their preferred stock for cash in connection with such redemption will be treated in the manner described above under “—Conversion into common stock—U.S. Holders—Conversion entirely for cash.” Non-U.S. Holders who exchange their preferred stock for cash in connection with the redemption will be treated in the manner described above under “—Conversion into Common stock—Non-U.S. Holders” to the extent it describes the treatment of non-U.S. Holders who convert their preferred stock entirely for cash.

Information reporting and backup withholding

U.S. Holders. Information reporting requirements generally will apply to payments qualifying as dividends on the preferred stock or common stock and, unless the U.S. Holder receiving such amounts is an exempt recipient such as a corporation, to the proceeds of a sale or redemption of shares. Additionally, backup withholding will apply to such amounts if a U.S. Holder subject to the backup withholding rules fails to provide an accurate taxpayer identification number, is notified by the Internal Revenue Service that it has failed to report all dividends required to be shown on its federal income tax returns, or in certain circumstances, fails to comply with applicable certification requirements.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Non-U.S. Holders. Information reporting will generally apply to dividend payments. Copies of these information reports may be made available to tax authorities in the country in which the non-U.S. holder resides. A non-U.S. Holder will be subject to backup withholding with respect to dividends paid to such holder unless such holder certifies under penalty of perjury that it is not a U.S. person (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption. Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of preferred stock or common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is not a U.S. person (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. Holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

SELLING SECURITYHOLDERS

On June 15, 2009, we issued 1,400,000 shares of preferred stock in a private offering to certain qualified institutional buyers. We are registering the securities offered by this prospectus on behalf of the selling securityholders.

The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the preferred stock listed below and any and all of the shares of common stock currently issuable upon conversion of the preferred stock. When we refer to the “selling securityholders” in this prospectus, we mean the persons listed in the table below, as well as the pledgees, donees, assignees, transferees, successors and others who later hold any of the selling securityholders’ interests in the preferred stock.

The table below sets forth the name of the selling securityholders, the number of shares of preferred stock beneficially owned by such selling securityholder and the number of shares of preferred stock that may be offered pursuant to this prospectus, the number of shares of our common stock beneficially owned by such securityholders and the number of shares of common stock that may be offered pursuant to this prospectus. In the table below, the number of shares of our common stock that may be offered pursuant to this prospectus is calculated based on the initial conversion rate of 14.1844 shares of common stock per share of preferred stock. The number of shares of common stock into which the preferred stock is convertible is subject to adjustment under certain circumstances. Accordingly, the number of shares of common stock issuable upon conversion of the preferred stock and beneficially owned and offered by the selling securityholders pursuant to this prospectus may increase or decrease from that set forth in the below table.

The information set forth below is based on information provided by or on behalf of the selling securityholders prior to the date hereof. Information concerning the selling securityholders may change from time to time. The selling securityholders may from time to time offer and sell any or all of the securities under this prospectus. Because the selling securityholders are not obligated to sell the offered securities, we cannot state with certainty the amount of our securities that the selling securityholders will hold upon consummation of any such sales. In addition, since the date on which the selling securityholders provided this information to us, such selling securityholders may have sold, transferred or otherwise disposed of all or a portion of the offered securities.

During the past three years, none of the selling securityholders had any material relationship with us or held any position or office with us.

	Preferred Stock			Common Stock
Name of Selling Securityholder(1)	Number of shares beneficially owned and offered hereby(2)	Number of shares owned after completion of the offering(3)	Percent of shares beneficially owned after the offering	Number of shares beneficially owned and offered hereby(2)	Number of shares owned after completion of the offering(3)	Percent of shares beneficially owned after the offering(4)
AG CNG, L.P.(1)	10,000	0	—	141,844	0	—
AG Oncon, L.L.C.(1)	173,300	0	—	2,458,156	0	—
AG Princess, L.P.(1)	5,000	0	—	70,922	0	—
AG Super Fund, L.P.(1)	27,000	0	—	382,978	0	—
AQR Absolute Return Master Account, L.P.	17,000	0	—	241,134	0	—
AQR Delta Master Return Account, L.P.	400	0	—	5,673	0	—
AQR Delta Sapphire Fund, L.P.	400	0	—	5,673	0	—
Bank of America Pension Fund	6,700	0	—	95,035	0	—
CNH CA Master Account, L.P.	14,000	0	—	198,581	0	—
CNH Diversified Opportunities Fund	4,500	0	—	63,829	0	—
Columbia Convertible Securities Fund	35,000	0	—	496,454	0	—
Deeprock and Company	1,400	0	—	19,858	0	—
Equity Overlay Fund	2,800	0	—	39,716	0	—
Hollowbattle	25,400	0	—	360,283	0	—
John Deere Pension Plan	2,500	0	—	35,461	0	—
Opportunistic Convertible Arbitrage Fund, Ltd.	1,500	0	—	21,276	0	—
Oregon Convertible Opportunities Bond Fund	2,500	0	—	35,461	0	—
PHS Bay Colony Fund, L.P.(1)	6,000	0	—	85,106	0	—
PHS Patriot Fund, L.P.(1)	3,000	0	—	42,553	0	—
Redbourn Partners, Ltd.	16,250	0	—	230,496	0	—
Special Opportunities Offshore Fund, Ltd.	3,700	0	—	52,482	0	—
Stark Onshore Master Holding, L.L.C.	25,000	0	—	354,610	0	—
Waterstone Market Neutral Mac51, Ltd.	21,000	0	—	297,872	0	—
Waterstone Market Neutral Master Fund, Ltd.	102,800	0	—	1,458,156	0	—
Yawlfarer #1	3,600	0	—	51,063	0	—
Yawlfarer #2	2,700	0	—	38,297	0	—
Yield Strategies Fund II	1,000	0	—	14,184	0	—

(1)	The selling securityholders identified by reference to this footnote (1) have indicated that they are, or are affiliates of, registered broker-dealers. Selling securityholders that are affiliates of registered broker-dealers have represented that they acquired their securities in the ordinary course of business and, at the time of the acquisition of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Selling securityholders that are registered broker-dealers are deemed underwriters.

(2)	Unless otherwise indicated, the selling securityholders may offer any or all of the preferred stock they beneficially own and the common stock issuable upon conversion of the preferred stock.

(3)	Assumes the sale of all shares of preferred stock and common stock offered pursuant to this prospectus.

(4)	Calculated based on Rule 13d-3 under the Exchange Act, based on 64,472,594 shares outstanding as of October 27, 2009. Unless otherwise noted, none of these selling securityholders would beneficially own 1% or more of the outstanding shares of our common stock following the sale of securities in the offering pursuant to this prospectus.

PLAN OF DISTRIBUTION

The offered securities are being registered to permit the holders of the offered securities the ability to offer and sell the offered securities from time to time after the date of this prospectus. We will not receive any of the proceeds from the offering by the selling securityholders of the preferred stock and common stock. We will bear the fees and expenses incurred by us in connection with our obligation to register the offered securities. If the securities are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agents’ commissions.

The securities offered hereby may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. These prices will be determined by the selling securityholders or by agreement between such holders and underwriters or dealers who may receive fees or commissions in connection with such sale. Such sales may be effected by a variety of methods, including the following:

•	in market transactions, including transactions on a national securities exchange or quotations service or over-the-counter market;

•	in privately negotiated transactions;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	in a block trade in which a broker-dealer will attempt to sell a block of securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through the settlement of short sales, in each case subject to compliance with the Securities Act and other applicable securities laws;

•	if we agree to it prior to the distribution, through one or more underwriters on a firm commitment or best-efforts basis;

•	an exchange distribution in accordance with the rules of the applicable exchange, if any;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such securities at a stipulated price per security;

•	directly to one or more purchasers;

•	through agents; or

•	in any combination of the above or by any other legally available means.

The selling securityholders may enter into derivative transactions with third parties or sell securities not covered by this prospectus to third parties in privately negotiated transactions.

The selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the offered securities, short and deliver the securities to close out such short positions, or loan or pledge the securities that in turn may sell such securities. The selling securityholders also may transfer, donate and pledge offered securities, in which case the transferees, donees, pledgees or other successors in interest will be deemed selling securityholders for purposes of this transaction.

To our knowledge, there are currently no plans, arrangements or understandings between the selling securityholders and any underwriter, broker-dealer or agent regarding the sale by the selling securityholders of the offered securities. The selling securityholders may decide to sell all or a portion of the securities offered by it pursuant to this prospectus or may decide not to sell any securities under this prospectus. In addition, the selling securityholders may transfer sell, transfer or devise the securities by other means not described in this prospectus. Any securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold pursuant to Rule 144 rather than pursuant to this prospectus.

Underwriters, broker-dealers (including selling securityholders who are registered broker-dealers) or agents participating in the distribution of the offered securities are deemed to be “underwriters” within the meaning of the Securities Act. Selling securityholders, including those who are affiliates of registered broker-dealers, may be deemed to be underwriters within the meaning of the Securities Act. Profits on the sale of securities by selling securityholders, and any commission received by any other underwriter, broker-dealer or agent, may be deemed to be underwriting commissions under the Securities Act. Selling securityholders that are deemed to be underwriters are subject to statutory liabilities, including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

The selling securityholders and any other person participating in the distribution will be subject to the applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including, without limitation, Regulation M, which may limit the timing of purchases and sales by the selling securityholders and any other relevant person of any of the securities. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of securities to engage in market-making activities with respect to the securities being distributed. All of the above may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

We have advised the selling securityholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities pursuant to this prospectus and to the activities of the selling securityholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the securities against certain liabilities, including liabilities arising under the Securities Act.

To the extent required, the securities to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the securities may not be sold unless it has been registered or qualified for sale in the applicable state or an exemption from registration or qualification requirements is available and is complied with.

We have agreed to indemnify the selling securityholders against certain losses, claims, damages and liabilities, including liabilities arising under the Securities Act. The selling securityholder will indemnify us against certain losses, claims, damages and liabilities, including liabilities arising under the Securities Act. In the event that indemnification is not available, an indemnified party will be entitled to contribution from the indemnifying party in connection with such losses, claims, damages and liabilities.

We are permitted to suspend the use of this prospectus under certain circumstances for a period not to exceed 60 days in any consecutive 12-month period. If the duration of such suspension exceeds such applicable periods, we have agreed to pay predetermined special interest to the selling securityholders as described under “Description of the Preferred Stock—Registration Rights.”

The preferred stock is not listed on an exchange and we do not intend to list the preferred stock on any exchange. The common stock of Callaway Golf Company is listed on the New York Stock Exchange under the symbol “ELY.” On October 27, 2009, the last reported sale price of our common stock as reported on the New York Stock Exchange was $7.55 per share.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC registering the securities that may be offered and sold hereunder. The registration statement, including exhibits thereto, contains additional relevant information about us and these securities that, as permitted by the rules and regulations of the SEC, we have not included in this prospectus. A copy of the registration statement can be obtained at the address set forth below. You should read the registration statement, including any applicable prospectus supplement, for further information about us and these securities.

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the following SEC location:

Public Reference Room

100 F Street, N.E.

Washington, D.C. 20549

You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a website that contains reports, proxy statements, information statements and other information about issuers, like Callaway Golf Company, that file electronically with the SEC. The address of that website is www.sec.gov.

In addition, our common stock is listed on the New York Stock Exchange and similar information concerning us can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information about us and our financial condition to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2008, filed on February 27, 2009;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, filed on May 4, 2009 and June 30, 2009, filed on August 4, 2009;

•	our Current Reports on Form 8-K filed January 26, 2009, February 6, 2009, March 10, 2009, June 8, 2009, June 15, 2009, July 13, 2009 and September 10, 2009; and

•	our Proxy Statement on Schedule 14A filed with the SEC on April 3, 2009.

We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the sale of all securities registered hereunder or termination of the registration statement. Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in the applicable prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of the filings incorporated herein by reference, including exhibits to such documents that are specifically incorporated by reference, at no cost, by writing or calling us at the following address or telephone number:

Brian P. Lynch, Corporate Secretary

Callaway Golf Company

2180 Rutherford Road

Carlsbad, California 92008

Telephone: (760) 931-1771

EXPERTS

The financial statements, and the related financial statement schedule, incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, and the effectiveness of Callaway Golf Company’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports express (1) an unqualified opinion and includes an explanatory paragraph relating to the Company’s adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes in 2007 and (2) an unqualified opinion on the effectiveness of internal control over financial reporting), which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

VALIDITY OF SECURITIES

Gibson, Dunn & Crutcher LLP of Irvine, California will issue an opinion with respect to the validity of the securities to be offered and sold by this prospectus.

Callaway Golf Company

1,400,000 Shares of 7.50% Series B Cumulative Perpetual Convertible Preferred Stock

Shares of Common Stock Issuable upon Conversion of the Series B Preferred Stock

PROSPECTUS

October 29, 2009